   As filed with the Securities and Exchange Commission on November 19, 1996

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     Pursuant to Section 12(b) or 12(g) of
                      the Securities Exchange Act of 1934

                             ---------------------

                         GETTY PETROLEUM MARKETING INC.
             (Exact name of registrant as specified in its charter)

                  Maryland                                       11-3339235
       (State or other jurisdiction of              (I.R.S. Employer Identification No.)
       incorporation or organization)
            125 Jericho Turnpike
              Jericho, New York                                     11753
   (Address of principal executive office)                       (Zip Code)

                             ---------------------

              Registrant's telephone number, including area code:
                                 (516) 338-6000

                             ---------------------

       Securities to be registered pursuant to Section 12(b) of the Act:

               TITLE OF CLASS                             NAME OF EACH EXCHANGE ON
            TO BE SO REGISTERED                       WHICH CLASS IS TO BE REGISTERED
--------------------------------------------    --------------------------------------------
        Common Stock, $.01 par value                      New York Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

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--------------------------------------------------------------------------------

                         GETTY PETROLEUM MARKETING INC.

               INFORMATION INCLUDED IN INFORMATION STATEMENT AND
                     INCORPORATED IN FORM 10 BY REFERENCE.
              CROSS-REFERENCE SHEET BETWEEN INFORMATION SHEET AND
                               ITEMS ON FORM 10.

ITEM
NO.                 ITEM CAPTION                     LOCATION IN INFORMATION STATEMENT
          ------------------------------------- ------------------------------------------------
    1.    Business............................. "SUMMARY OF CERTAIN INFORMATION,"
                                                "INTRODUCTION," "THE DISTRIBUTION,"
                                                "MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                FINANCIAL CONDITION AND RESULTS OF OPERATIONS,"
                                                and "BUSINESS."
    2.    Financial Information................ "SUMMARY OF CERTAIN INFORMATION," "SELECTED
                                                CONSOLIDATED FINANCIAL INFORMATION," and
                                                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                FINANCIAL CONDITION AND RESULTS OF OPERATIONS."
    3.    Properties........................... "RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER
                                                THE DISTRIBUTION -- Master Lease Agreement" and
                                                "BUSINESS."
    4.    Security Ownership of Certain
            Beneficial Owners and Management... "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                                OWNERS" and "MANAGEMENT -- Security Ownership of
                                                Directors, Executive Officers and 5% Owners."
    5.    Directors and Executive Officers..... "MANAGEMENT," and "LIABILITY AND IN-
                                                DEMNIFICATION OF OFFICERS AND DIRECTORS."
    6.    Executive Compensation............... "MANAGEMENT -- Director Compensation" and
                                                "EXECUTIVE COMPENSATION."
    7.    Certain Relationships and Related
            Transactions....................... "SUMMARY OF CERTAIN INFORMATION,"
                                                "INTRODUCTION," "THE DISTRIBUTION," "RISK
                                                FACTORS," "RELATIONSHIP BETWEEN GETTY AND
                                                MARKETING AFTER THE DISTRIBUTION" and "CERTAIN
                                                TRANSACTIONS."
    8.    Legal Proceedings.................... "BUSINESS -- Legal Proceedings" and "INDEX TO
                                                CONSOLIDATED FINANCIAL STATEMENTS."
    9.    Market Price of and Dividends on the
            Registrant's Common Equity and
            Related Stockholder Matters........ "SUMMARY OF CERTAIN INFORMATION,"
                                                "INTRODUCTION," "THE DISTRIBUTION -- Listing and
                                                Trading of Marketing Common Stock," "RISK
                                                FACTORS -- No Prior Market for Marketing Common
                                                Stock," "RISK FACTORS -- Dividend Policy,"
                                                "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                                OWNERS," "DIVIDEND POLICY," and "MANAGEMENT --
                                                Security Ownership of Directors, Executive
                                                Officers and 5% Owners."
   10.    Recent Sales of Unregistered
            Securities......................... Not applicable.
   11.    Description of Registrant's
            Securities to be Registered........ "DESCRIPTION OF CAPITAL STOCK."

   ITEM
   NO.               ITEM CAPTION                     LOCATION IN INFORMATION STATEMENT
          ------------------------------------- ------------------------------------------------
   12.    Indemnification of Directors
            and Officers....................... "LIABILITY AND INDEMNIFICATION OF DIRECTORS AND
                                                OFFICERS."
   13.    Financial Statements and
            Supplementary Data................. "SUMMARY OF CERTAIN INFORMATION," "RISK
                                                FACTORS," "SELECTED CONSOLIDATED FINANCIAL
                                                INFORMATION," "MANAGEMENT'S DISCUSSION AND
                                                ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                OPERATIONS," "INDEX TO CONSOLIDATED FINANCIAL
                                                STATEMENTS."
   14.    Changes in and Disagreements with Ac-
            countants on Accounting and
            Financial Disclosure............... Not Applicable.
   15.    Financial Statements and Exhibits
              (a) Financial Statements......... "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS."
              (b) Exhibits

    EXHIBIT
      NO.                                     ITEM
                ---------------------------------------------------------------------
       2.1      Form of Reorganization and Distribution Agreement between the
                Registrant and Getty Petroleum Corp.
       3.1      Articles of Incorporation of the Registrant as currently in effect.
       3.2      Form of Articles of Incorporation of the Registrant, as amended, to be in effect as of the Record Date.*
       3.4      By-Laws of the Registrant.*
      10.1      Form of Reorganization and Distribution Agreement between the
                Registrant and Getty Petroleum Corp. (filed as Exhibit 2.1).
      10.2      Form of Master Lease Agreement between the Registrant and Getty
                Petroleum Corp.
      10.3      Form of Tax Sharing Agreement between the Registrant and Getty
                Petroleum Corp.
      10.4      Form of Services Agreement between the Registrant and Getty Petroleum
                Corp.
      10.5      Form of Trademark License Agreement between Registrant and Getty
                Petroleum Corp.
      10.6      Form of Registrant's 1996 Stock Option and Award Plan.*
      10.7      Form of Registrant's Employee Stock Ownership Plan.
      22        List of Subsidiaries of the Registrant.*
      99.1      Consents of Prospective Directors of Getty Petroleum Marketing Inc.

---------------
* To be filed by amendment.

                             GETTY PETROLEUM CORP.
                              125 JERICHO TURNPIKE
                            JERICHO, NEW YORK 11753

                                                                January 31, 1997

To the Stockholders of Getty Petroleum Corp:

     Getty Petroleum Corp. ("Getty") currently owns all of the outstanding shares of common stock of Getty Petroleum Marketing Inc. ("Marketing"), which Getty has formed to hold and operate its petroleum marketing and related businesses. The enclosed Information Statement contains information regarding the distribution of the common stock of Marketing to the stockholders of Getty (the "Distribution"). If you are a holder of Getty common stock on January 31, 1997, the record date for the Distribution, you will receive [one (1)] share of Marketing common stock for each share of Getty common stock you own on that date. Holders of Getty shares on the record date will not be required to make any payment or take any other action in order to receive Marketing shares in the Distribution. We expect that Marketing stock certificates will be mailed beginning on or about February 11, 1997.

     The principal effect of the Distribution will be to separate Getty's real estate business from its petroleum marketing business. After the Distribution, each business will be conducted by a separate, publicly held corporation, and Getty will change its name to "Getty Realty Corp."

     The Board of Directors of Getty, which approved the Distribution on December 12, 1996, believes that the Distribution will enhance stockholder values over the long term by allowing Getty and Marketing to concentrate on their respective businesses, allowing Marketing to establish more meaningful and effective equity-based employee compensation packages, and providing each company with greater flexibility in pursuing its independent business objectives. The petroleum marketing business of Marketing and the real estate business of Getty have distinct investment, operating and financial characteristics. The Getty Board of Directors believes that the Distribution will enable the investment community to analyze more effectively the investment characteristics, performance and future prospects of each business, enhancing the likelihood that each will achieve appropriate market recognition of its value. The Board of Directors of Getty has unanimously approved the Distribution.

     Details of the Distribution and other important information, including a description of the business and management of Marketing after the Distribution, are set forth in the accompanying Information Statement, which should be reviewed carefully by stockholders. Stockholder approval of the Distribution is not required, and we are not soliciting your proxy.

     Stockholders of Getty with inquiries related to the Distribution should contact John J. Fitteron, Senior Vice President, Treasurer and Chief Financial Officer of Getty, at (516) 338-6000.

                                            Sincerely yours,




                                            Leo Liebowitz
                                            Chairman and Chief Executive Officer

     A REGISTRATION STATEMENT ON FORM 10 RELATING TO COMMON STOCK OF GETTY PETROLEUM MARKETING INC. HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION AND AMENDMENT.

           PRELIMINARY INFORMATION STATEMENT DATED NOVEMBER 19, 1996

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION AND AMENDMENT
                         ------------------------------
                             INFORMATION STATEMENT
                         ------------------------------

                         GETTY PETROLEUM MARKETING INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)

     This Information Statement is being furnished in connection with a special distribution (the "Distribution") by Getty Petroleum Corp. ("Getty") of [one
(1)] share of common stock, $.01 par value ("Marketing Common Stock"), of Getty Petroleum Marketing Inc. ("Marketing") for each share of Getty common stock, $.10 par value (the "Getty Common Stock"), held of record as of the close of business on January 31, 1997 (the "Record Date"). The Distribution will result in 100% of the outstanding shares of Marketing Common Stock being distributed to the holders of Getty Common Stock. On January 31, 1997 (the "Distribution Date"), Getty will deliver all of the issued and outstanding shares of Marketing Common Stock to American Stock Transfer and Trust Company, as distribution agent (the "Distribution Agent"), which in turn will distribute such shares to the holders of Getty Common Stock as of the Record Date. It is expected that certificates representing shares of Marketing Common Stock will be mailed by the Distribution Agent on or about February 11, 1997. See "INTRODUCTION" and "THE DISTRIBUTION -- Manner of Effecting the Distribution." Holders of Getty Common Stock on the Record Date will not be required to make any payment or take any other action to receive Marketing Common Stock in the Distribution. On the Distribution Date, Getty will change its name to Getty Realty Corp.

     Marketing is a newly formed company that, at the time of the Distribution, will own the businesses and assets of, and will be responsible for the obligations and liabilities associated with, the petroleum marketing business and the New York Mid-Hudson Valley home heating oil business, both of which are currently conducted by Getty and its subsidiaries. There is no established public trading market for Marketing Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. Application will be made to list the Marketing Common Stock on the New York Stock Exchange under the symbol "GPM." See "THE DISTRIBUTION -- Listing and Trading of the Common Stock."
                         ------------------------------

    NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION.
             NO PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED
                            NOT TO SEND US A PROXY.
                         ------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE AUTHORITY, NOR HAS
      SUCH COMMISSION OR OTHER AUTHORITY PASSED UPON THE ACCURACY OR
        ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO
           THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
                         ------------------------------

           The date of this Information Statement is January 31, 1997

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         -----
SUMMARY OF CERTAIN INFORMATION.........................................................      1
SUMMARY CONSOLIDATED FINANCIAL INFORMATION.............................................      4
INTRODUCTION...........................................................................      5
RISK FACTORS...........................................................................      6
THE DISTRIBUTION.......................................................................      9
  General..............................................................................      9
  Background and Reasons for the Distribution..........................................      9
  Future Management of Marketing.......................................................     10
  Manner of Effecting the Distribution.................................................     10
  Listing and Trading of Marketing Common Stock........................................     10
  Federal Income Tax Aspects of the Distribution.......................................     11
  Regulatory Approvals.................................................................     11
  Reasons For Furnishing the Information Statement.....................................     11
RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER THE DISTRIBUTION........................     12
  Reorganization and Distribution Agreement............................................     12
  Master Lease Agreement...............................................................     13
  Tax Sharing Agreement................................................................     15
  Services Agreement...................................................................     15
  Trademark License Agreement..........................................................     16
  Board of Directors and Management....................................................     16
  Financing -- Credit Lines............................................................     16
SELECTED CONSOLIDATED FINANCIAL INFORMATION............................................     17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................................................................     18
DIVIDEND POLICY........................................................................     21
BUSINESS...............................................................................     22
  General..............................................................................     22
  Operating Strategy...................................................................     22
  Distribution.........................................................................     23
  Product Supply.......................................................................     24
  Marketing............................................................................     24
  Competition..........................................................................     24
  Regulation...........................................................................     24
  Personnel............................................................................     25
  Legal Proceedings....................................................................     25
MANAGEMENT.............................................................................     26
EXECUTIVE COMPENSATION.................................................................     29
  Stock Option Plans...................................................................     30
  Employee Stock Ownership Plan........................................................     30
CERTAIN TRANSACTIONS...................................................................     31
DESCRIPTION OF CAPITAL STOCK...........................................................     31
LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS................................     33
ADDITIONAL INFORMATION.................................................................     34
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.............................................    F-1

                         SUMMARY OF CERTAIN INFORMATION

     This summary is qualified by the more detailed information set forth elsewhere in this Information Statement, which should be read in its entirety. Unless the context otherwise requires, (i) references in the Information Statement to Getty and Marketing shall include Getty's and Marketing's respective subsidiaries, (ii) references in this Information Statement to Marketing prior to the Distribution Date shall refer to the petroleum marketing business as operated by Getty, (iii) references in this Information Statement to Getty refer to Getty Petroleum Corp. prior to the Distribution Date and to Getty Realty Corp. on and after such date, and (iv) references to a fiscal year are to the twelve-month period ended January 31 of such year. Certain capitalized terms used in this summary are defined elsewhere in this Information Statement.

Distributing Company.............  Getty Petroleum Corp., a Delaware corporation ("Getty").
                                   On the Distribution Date, Getty will change its name to
                                   Getty Realty Corp. ("Realty").
Distributed Company..............  Getty Petroleum Marketing Inc., a Maryland corporation
                                   ("Marketing"), which on the Distribution Date will own the petroleum marketing business and the New York Mid-Hudson
                                   Valley home heating oil business, both previously
                                   conducted by Getty.
The Distribution.................  On the Distribution Date, all of the outstanding shares of
                                   Marketing Common Stock will be delivered to the
                                   Distribution Agent. On or about February 11, 1997, the
                                   Distribution Agent will mail stock certificates
                                   representing shares of Marketing Common Stock to holders
                                   of record of Getty Common Stock as of the Record Date. See
                                   "THE DISTRIBUTION -- Manner of Effecting the
                                   Distribution."
Record Date......................  Close of business on January 31, 1997 (the "Record Date").
Distribution Date................  Close of business on January 31, 1997 (the "Distribution
                                   Date").
Distribution Ratio...............  Each Getty stockholder will receive [one] share of common stock, $.01 par value, of Marketing (the "Marketing Common
                                   Stock") for each share of common stock, $.10 par value, of
                                   Getty (the "Getty Common Stock") owned on the Record Date.
Shares to be Distributed.........  Based on the number of shares of Getty Common Stock outstanding on October 1, 1996, approximately 12,675,000
                                   shares of Marketing Common Stock will be issued to Getty
                                   stockholders in the Distribution. The shares to be
                                   distributed to Getty stockholders, together with
                                   approximately 667,000 shares to be issued to the Getty
                                   Petroleum Marketing Employee Stock Ownership Plan (the
                                   "Marketing ESOP"), will constitute all of the shares of
                                   Marketing Common Stock outstanding immediately after the
                                   Distribution.
Distribution Agent...............  American Stock Transfer and Trust Company (the
                                   "Distribution Agent").
Fractional Share Interests.......  Fractional shares will not be distributed. Any fractional shares will be aggregated and sold in the public market by the Distribution Agent and the aggregate cash proceeds
                                   will be distributed ratably to those shareowners entitled
                                   to fractional interests. See "THE DISTRIBUTION -- Manner
                                   of Effecting the Distribution."
No Payment Required..............  Getty stockholders will not be required to make any payment or to take any other action to receive their
                                   portion of the Distribution. See "THE DISTRIBUTION --
                                   Manner of Effecting the Distribution."

Conditions to the Distribution...  The Distribution is conditioned upon, among other things, declaration of the special dividend by the Board of
                                   Directors of Getty (the "Getty Board") and a private
                                   letter ruling from the Internal Revenue Service (the
                                   "IRS") in form and substance satisfactory to the Board of
                                   Directors of Getty (the "Getty Board"). See "-- Tax
                                   Consequences." The private letter ruling was issued by the
                                   IRS on September 11, 1996. The Getty Board has reserved
                                   the right to waive any conditions to the Distribution or,
                                   even if the conditions to the Distribution are satisfied,
                                   to abandon, defer or modify the Distribution at any time
                                   prior to the Distribution Date. See "INTRODUCTION" and
                                   "THE DISTRIBUTION -- Manner of Effecting the
                                   Distribution."
Reasons for the Distribution.....  The Distribution will formally separate Getty's petroleum marketing business from its real estate business. After
                                   the Distribution, each business will be conducted by a
                                   separate, publicly held corporation. The Getty Board
                                   believes that the Distribution will (i) enable the
                                   management of each company to concentrate its attention
                                   and financial resources on the core businesses of such
                                   company, (ii) facilitate the adoption of a broad-based
                                   equity compensation plan for Marketing whereby Marketing
                                   can more efficiently and meaningfully incentivize its
                                   employees and (iii) enhance stockholder value over the
                                   long term by allowing the investment community to analyze
                                   more effectively the investment characteristics,
                                   performance and future prospects of the two distinct
                                   business groups. The Getty Board also believes that the
                                   Distribution will provide each company with greater
                                   flexibility in pursuing its independent business
                                   objectives. See "THE DISTRIBUTION -- Background and
                                   Reasons for the Distribution."
Tax Consequences.................  The Getty Board has conditioned the Distribution on receipt of a private letter ruling from the IRS to the
                                   effect, among other things, that receipt of shares of
                                   Marketing Common Stock by holders of Getty Common Stock
                                   will be tax free. On September 11, 1996, the IRS issued a
                                   private letter ruling (the "Tax Ruling") confirming the
                                   foregoing, as well as to confirm the treatment, for
                                   Federal income tax purposes, of certain other matters
                                   pertaining to the Distribution.
Trading Market...................  There is currently no public market for Marketing's Common
                                   Stock. Application will be made to list the Marketing
                                   Common Stock on the New York Stock Exchange. See "THE
                                   DISTRIBUTION -- Listing and Trading of Marketing Common
                                   Stock" and "RISK FACTORS -- No Prior Market for Marketing
                                   Common Stock."
Marketing........................  Marketing was incorporated under the laws of Maryland on
                                   October 1, 1996. Following the Distribution Date,
                                   Marketing will own and operate the petroleum marketing
                                   business and the New York Mid-Hudson Valley home heating
                                   oil business, both currently owned and operated by Getty.
                                   See "BUSINESS."
Principal Office of Marketing....  The principal executive offices of Marketing are located at 125 Jericho Turnpike, Jericho, New York 11753.
Board of Directors...............  Getty, as the sole stockholder of Marketing, has elected the following persons to constitute the Board of Directors of Marketing as of the Distribution Date: Messrs. Leo
                                   Liebowitz, Milton Safenowitz, Ronald E. Hall, Richard E.
                                   Montag and [          ]. See "MANAGEMENT."

Risk Factors.....................  See "RISK FACTORS" for a discussion of factors that should be considered in connection with the Marketing Common
                                   Stock received in the Distribution.
Preliminary Transactions.........  Prior to the Distribution, Getty intends to transfer to
                                   Marketing the stock of certain subsidiaries engaged in the petroleum marketing and New York Mid-Hudson Valley home
                                   heating oil businesses (collectively, the "Transferred
                                   Subsidiaries"), as well as certain other assets associated with petroleum marketing operations.
Financing........................  Prior to the Distribution, Marketing will establish facilities for letters of credit and lines of credit. See
                                   "RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER THE
                                   DISTRIBUTION -- Financing -- Credit Lines."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following summary consolidated financial information of Marketing should be read in conjunction with Marketing's consolidated financial statements and the notes thereto included elsewhere in this Information Statement. The following consolidated financial information relates to the business of Marketing as it was operated as part of Getty and is derived from the consolidated historical financial statements of Getty. The consolidated financial statements of Marketing may not reflect the financial position or results of operations that would have been obtained had Marketing been a separate, publicly held company during such periods.

                                                                                                      SIX MONTHS ENDED JULY
                                                     FISCAL YEARS ENDED JANUARY 31,                            31,
                                        ---------------------------------------------------------     ---------------------
                                          1992         1993        1994        1995        1996         1995         1996
                                        ---------    --------    --------    --------    --------     --------     --------
                                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues.............................   $1,121,176   $906,656    $776,285    $751,889    $791,194     $382,763     $425,202
Earnings (loss) before interest,
  taxes, depreciation and
  amortization (EBITDA)(a)...........     (12,820)        470      14,762       7,947      19,812        6,080        9,183
Net earnings (loss)(a)...............     (16,658)     (7,303)      1,818      (2,434)      3,664(c)      (499)(c)    1,287
Pro forma net earnings per
  share(a)(b)........................                                                    $   0.29(c)               $   0.10
BALANCE SHEET DATA AT END OF PERIOD:
Total assets.........................                                        $135,114    $132,929     $130,465     $136,285
Working capital (deficit)............                                          (5,204)       (292)      (5,805)        (211)
Stockholders' equity.................                                        $ 55,078    $ 58,742     $ 54,579     $ 60,029

(a) Commencing February 1, 1997, Marketing will recognize a charge to operating results over a five-year period relating to the Marketing ESOP. Such charge will be based on the value of the Marketing Common Stock in the future and, as such, is not currently determinable. See Note 9 to the consolidated financial statements.

(b) Pro forma net earnings per share is computed by dividing net earnings by the weighted average number of shares of Marketing Common Stock that would have been outstanding during the period had the Distribution taken place as of the beginning of such period.

(c) Includes charge of $282, or $.02 per share, from the cumulative effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

                                  INTRODUCTION

     The Board of Directors of Getty Petroleum Corp., a Delaware corporation ("Getty"), has declared a special distribution (the "Distribution") of [one] share of common stock, $.01 par value ("Marketing Common Stock"), of Getty Petroleum Marketing Inc., a Maryland corporation ("Marketing"), for each share of Getty common stock, $.10 par value ("Getty Common Stock"), held of record as of the close of business on January 31, 1997 (the "Record Date"). Getty will effect the Distribution on January 31, 1997 (the "Distribution Date") by delivering all of the issued and outstanding shares of Marketing Common Stock to American Stock Transfer and Trust Company, as the distribution agent (the "Distribution Agent"), for transfer and distribution to the holders of record of Getty Common Stock as of the Record Date. It is expected that certificates representing shares of Marketing Common Stock will be mailed to Getty stockholders beginning on or about February 11, 1997.

     The principal effect of the Distribution will be to separate Getty's petroleum marketing business from its real estate business. After the Distribution, each business will be conducted by a separate, publicly held corporation. Marketing will own and operate the petroleum marketing business and own the New York Mid-Hudson Valley home heating oil business operated by its subsidiary, Kingston Oil Supply Corp. ("KOSCO"), and Getty will retain and continue to own and operate the real estate business and the Pennsylvania and Maryland home heating oil business. See "BUSINESS." The Distribution is intended to enhance stockholder value over the long term by allowing Getty and Marketing to concentrate on their respective businesses, by facilitating the adoption of a broad-based equity compensation plan for Marketing through which Marketing can more efficiently and meaningfully incentivize its employees and by enabling the investment community to analyze more effectively the investment characteristics, performance and future prospects of the two distinct business groups. The Distribution is also intended to provide each company with greater flexibility in pursuing its independent business objectives.

     For a description of risk factors in connection with the Distribution and the related transactions described in this Information Statement, see "RISK FACTORS."

     Marketing was formed as a subsidiary of Getty on October 1, 1996. There has been no trading market in Marketing Common Stock. However, application will be made to list the Marketing Common Stock on the New York Stock Exchange (the "NYSE") under the symbol "GPM," and a "when-issued" trading market is expected to develop on or about the Record Date. See "THE DISTRIBUTION -- Listing and Trading of Marketing Common Stock" and "RISK FACTORS -- No Prior Market for Marketing Common Stock."

     In consideration for Getty's transfer to Marketing of the petroleum marketing business and the New York Mid-Hudson Valley home heating oil business, Marketing issued to Getty all of the outstanding shares of Marketing Common Stock and assumed certain obligations and liabilities relating to the transferred businesses. See "THE DISTRIBUTION."

     The Distribution does not require stockholder approval and the Getty Board may abandon, defer or modify the Distribution prior to the Distribution Date. Marketing stockholders will not be entitled to appraisal rights in connection with the Distribution.

     The principal executive offices of Marketing are located at 125 Jericho Turnpike, Jericho, New York 11753; telephone number (516) 338-6000.

                                  RISK FACTORS

     Stockholders should note the following risk factors, as well as the other information contained in this Information Statement.

VOLATILITY OF MARKETING MARGINS

     Marketing's earnings and cash flow from operations depend upon rental income from dealers and the sale of refined petroleum products at marketing margins sufficient to cover fixed and variable expenses. Marketing has no crude oil reserves or refining capacity. Marketing has entered into agreements with Northeast and Mid-Atlantic suppliers for the purchase of refined petroleum products. Substantially all of Marketing's supply contracts are for a term of one year.

     Historically, petroleum prices have been subject to extreme volatility and there have been periodic shortages followed by periods of oversupply. A large, rapid increase in petroleum prices would adversely affect Marketing's profitability if Marketing's sales prices were not similarly increased or if automobile consumption of gasoline were to significantly decline. No assurance can be given that petroleum prices will not fluctuate greatly or that petroleum products will continue to be available from multiple sources or available at all in times of shortage. Management believes, however, that Marketing will continue to have the ability to acquire petroleum products on competitive terms for the foreseeable future due in part to the large volume of its purchases and its storage capacity at its distribution terminals.

     Petroleum products are commodities whose prices depend on numerous factors beyond Marketing's control that affect the supply of and demand for petroleum products, such as changes in domestic and foreign economies, political affairs and production levels, the availability of imported oil, the marketing of competitive fuels, the extent of government regulation and expected and actual weather conditions. The prices paid by Marketing for its products are affected by national and regional factors, such as petroleum pipeline capacity, local market conditions and competition and the level of operations of refineries. A large, rapid increase in refined petroleum prices would adversely affect Marketing's operating margins if the increased cost of petroleum products could not be passed on to Marketing's customers. Although Management believes that Marketing will continue to have the ability to acquire petroleum products on competitive terms for the foreseeable future due in part to the large volume of its purchases and its substantial storage capacity at its distribution terminals, no assurance can be given that Marketing will be able to negotiate favorable prices for petroleum products or that adequate supplies will be available to it during times of shortages. In recent years, prices of refined products have fluctuated substantially. Accordingly, Marketing's earnings are subject to substantial fluctuations, as reflected in Marketing's financial statements. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS."

PETROLEUM MARKETING IS A MATURE INDUSTRY

     The petroleum marketing industry is a mature one, with only limited growth in total demand for the product foreseen. Marketing expects the overall demand for petroleum products to grow about 2% annually over the next several years, with year to year industry volumes being impacted primarily by travel patterns. Therefore, Marketing's ability to grow within the industry depends on its ability to acquire new distributors, open new retail outlets, refurbish and expand existing outlets and acquire new customers through effective marketing. There can be no assurance that in the future Marketing will be able to (i) find attractive acquisition candidates and acquire such candidates on economically acceptable terms, or (ii) increase same service station sales through refurbished or expanded service stations or through improved marketing.

ENERGY EFFICIENCY AND TECHNOLOGY TRENDS MAY AFFECT DEMAND FOR PETROLEUM PRODUCTS

     Retail customers use petroleum primarily as a motor fuel, and Marketing's sales therefore depend in part on the level of motor fuel consumption. Marketing is not able to predict the effect that future conservation measures, technological advances in transportation or the use of alternative fuels might have on Marketing's operations.

COMPETITION

     Marketing believes that, based on the number of locations served, it is currently one of the largest independent marketers of petroleum products in the United States. Petroleum marketing is highly competitive, and Marketing competes with a substantial number of integrated oil companies and other companies who may have greater assets, financial resources and sales. Accordingly, Marketing's earnings may be adversely affected by the marketing policies of such companies, which may have greater flexibility to withstand price changes than Marketing.

COMPETITION AND VOLATILITY IN THE HOME HEATING OIL BUSINESS

     The business of marketing and selling home heating oil has historically been an intensely competitive one, due not only to the presence of other home heating oil retailers and suppliers in the New York Mid-Hudson Valley area, but also to the availability of other types of home heating fuels, such as natural gas. The profitability of the home heating oil business is also subject to fluctuations in the regional climate, as the demand for home heating oil is generally linked to the severity of any particular winter. Furthermore, a large, rapid increase in the cost of home heating oil prices would adversely affect Marketing's profitability if Marketing's sales prices were not similarly increased or if consumption of home heating oil were to significantly decline as a result of such price increases. The price of home heating oil fluctuates widely, and no assurances can be given with respect to consumers' continued use of home heating oil in the New York Mid-Hudson Valley, the level of consumption of home heating oil in this region during any given winter season, or the ability of Marketing to negotiate favorable prices for home heating oil from its suppliers.

REGULATION

     The petroleum products industry is subject to numerous federal, state and local laws and regulations. Compliance with those laws and regulations has not had and is not expected to have a material effect on the competitive position of Marketing.

     Marketing is not a refiner and, therefore, is not subject to the Petroleum Marketing Practices Act ("PMPA"), a federal law, with respect to its Getty(R) branded stations. However, pursuant to Marketing's agreements with certain of its Getty dealers and distributors, Marketing has voluntarily extended to them coverage under PMPA. Under PMPA, Marketing complies with certain notice requirements and extends nondiscriminatory contracts to certain of its Getty licensed dealers and distributors, whose franchises cannot be terminated or not renewed unless certain PMPA imposed prerequisites are met as provided in Marketing's agreements. Although a licensed dealer or distributor who is covered by PMPA is not required to renew his or her franchise, because Marketing has agreed to comply with PMPA with respect to such dealers and distributors, Marketing is required to renew the franchises of such dealers and distributors who elect to renew. However, franchisees may be terminated or not renewed for violating certain provisions of Marketing's agreements as permitted under PMPA. In addition, if Marketing elects to sell any service station subject to PMPA, Marketing must, in accordance with PMPA, offer the franchisee the right of first refusal to purchase such service station at the price and upon terms at which Marketing elects to sell.

     In addition, Marketing's operations are governed by numerous federal, state and local environmental laws and regulations affecting all aspects of its operations. Among these laws are (i) requirements to dispense reformulated gasoline in accordance with the Clean Air Act, (ii) restrictions imposed on the amount of hydrocarbon vapors which may enter the air at Marketing's terminals and service stations, (iii) OSHA and other laws regulating terminal employee exposure to benzene and other hazardous materials, (iv) requirements to report to governmental authorities discharges of petroleum products into the environment and, under certain circumstances, to remediate the soil and/or groundwater contamination pursuant to governmental order and directive, (v) requirements to remove and replace underground storage tanks which have exceeded governmental-mandated age limitations and (vi) the requirement to provide a certificate of financial responsibility with respect to claims relating to underground storage tank failures.

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY

     Marketing does not have an operating history as an independent public company, and there is no assurance that it will be profitable as a stand-alone company. The Marketing Business has historically relied on Getty for various financial and administrative services. After the Distribution, Marketing will maintain its own lines of credit, banking relationships and administrative functions.

DIVIDEND POLICY

     Marketing's dividend policy will be established by the Board of Directors of Marketing (the "Marketing Board") from time to time based on the results of operations and financial condition of Marketing and such other business considerations as the Marketing Board considers relevant. Subject to the foregoing, Marketing presently intends to pay cash dividends. However, there can be no assurance that any dividends will be paid in the future.

POTENTIAL CONFLICTS

     The post-closing relationships between Getty and Marketing may cause the interests of such companies to conflict. Potential sources of such conflict include (i) Marketing's leasing of substantially all of its service station and terminal properties from Getty pursuant to an agreement that allows Getty to terminate Marketing's rights with respect to such properties upon the occurrence of certain events of default, (ii) Marketing's licensing of the Getty trademark from Getty under an agreement that terminates upon the occurrence of certain events of default and that allows Getty to license the Getty trademark for use by third parties on a non-exclusive basis in states in which Marketing is not then doing business and (iii) Getty's retention of and agreement to indemnify Marketing with respect to all scheduled pre-closing environmental liabilities and obligations, all scheduled future upgrades (the "Upgrades") necessary to cause underground storage tanks (such tanks, including related piping, underground pumps, wiring and monitoring devices, the "USTs") to conform to the 1998 federal standards for USTs (the "1998 Standards"), and all environmental liabilities and obligations arising out of discharges with respect to Properties (as defined below) containing USTs that have not been upgraded to meet the 1998 Standards ("Nonupgraded USTs") that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards, with Marketing being responsible for and indemnifying Getty with respect to all other environmental obligations and liabilities. See "RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER THE DISTRIBUTION -- Master Lease Agreement" and "-- Trademark License Agreement." In addition, Mr. Leo Liebowitz will serve as a director, chief executive officer and Chairman of Marketing and as director, chief executive officer and president of Getty, and Mr. Milton Safenowitz will also serve as a director of Marketing and of Getty. Messrs. Liebowitz and Safenowitz will own shares in both companies following the Distribution. In addition, all other present directors and officers of Getty will own shares and have options to purchase shares of both companies following the Distribution.

NO PRIOR MARKET FOR MARKETING COMMON STOCK

     There has been no prior trading market for Marketing Common Stock and there can be no assurance as to the prices at which Marketing Common Stock will trade before or after the Distribution Date. Until Marketing Common stock is fully distributed and an orderly market develops, the prices at which Marketing Common Stock trades may fluctuate significantly. Prices for Marketing Common Stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for Marketing Common Stock, investor perceptions of Marketing and its business, Marketing's dividend policy, and general economic and market conditions. See "THE DISTRIBUTION -- Listing and Trading of Marketing Common Stock."

EFFECTS ON GETTY COMMON STOCK

     After the Distribution, Getty Common Stock will continue to be listed on the NYSE, and traded on certain other exchanges. As a result of the Distribution, the trading prices of Getty Common Stock are likely to be lower than the trading prices of Getty Common Stock immediately prior to the Distribution. The aggregate trading prices of Getty Common Stock and Marketing Common Stock after the Distribution may be less than, equal to or greater than the trading prices of Getty Common Stock prior to the Distribution. In addition, until the market has fully analyzed the operations of Getty without the Marketing Business, the prices at which the Getty Common Stock trades may fluctuate significantly.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Getty has received a Tax Ruling from the IRS to the effect that, among other things, for United States federal income tax purposes the Distribution will be tax-free under Section 355 of the Code. See "THE DISTRIBUTION -- Federal Income Tax Aspects of the Distribution." The continuing validity of the Tax Ruling is subject to certain factual representations and assumptions. Marketing is not aware of any facts or circumstances which should cause such representations and assumptions to be untrue. The Tax Sharing Agreement (as defined below) provides that neither Getty nor Marketing is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless required to do so by law or permitted to do so by the prior written consent of the other party or, in certain circumstances, a supplemental ruling. Getty and Marketing have agreed to indemnify each other with respect to any tax liability resulting from their respective failures to comply with such provisions. See "RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER THE DISTRIBUTION -- Tax Sharing Agreement."

                                THE DISTRIBUTION

GENERAL

     On the Distribution Date, Getty intends to distribute all of the outstanding shares of Marketing Common Stock to holders of record on the Record Date of Getty Common Stock. Each holder of Getty Common Stock will receive [one] share of Marketing Common Stock for each share of Getty Common Stock held on the Record Date. Holders of Getty Common Stock on the Record Date will not be required to make any payment or to take any other action to receive their portion of the Distribution.

BACKGROUND AND REASONS FOR THE DISTRIBUTION

     The Board of Directors of Getty has determined, for the reasons set forth below, to separate Getty into two publicly held companies: Marketing, a newly formed corporation which will own and operate the petroleum marketing business and the New York Mid-Hudson Valley home heating oil business, and Getty, which will continue to own and operate the real estate business and the home heating oil business in Pennsylvania and Maryland.

     The Distribution is intended to enhance stockholder values over the long term and to facilitate the adoption of a broad-based equity compensation plan for Marketing whereby Marketing can more efficiently and meaningfully incentivize its employees. The petroleum marketing business of Marketing and the real estate business of Getty have distinct investment, operating and financial characteristics. The Getty Board of Directors believes that the Distribution will enable the investment community to analyze more effectively the investment characteristics, performance and future prospects of each business, enhancing the likelihood that each will achieve appropriate market recognition of its value. The Getty Board of Directors also believes that the Distribution will allow Getty and Marketing to concentrate on their respective businesses, allow Marketing to establish more meaningful and effective equity-based employee compensation packages, and provide each company with greater flexibility in pursuing its independent business objectives.

     A stockholder will have the same ownership interest in both Getty and Marketing (except for dilution caused by the issuance of Marketing Common Stock to the Marketing ESOP) after the Distribution as he or she had in Getty before the Distribution. However, as a result of the Distribution, current stockholders and prospective investors will have the ability to make separate investment decisions regarding each business.

     The Distribution will be reflected in Getty's financial statements as a charge against stockholders' equity. The pro forma consolidated effect on Getty of the Distribution, if it had occurred on July 31, 1996, would have been to reduce Getty's assets by approximately $136.3 million and stockholders' equity by approximately $60.0 million.

FUTURE MANAGEMENT OF MARKETING

     Following the Distribution, it is presently intended that Marketing's petroleum marketing business will continue to be operated with substantially the same operating management and personnel as at present. See "MANAGEMENT."

MANNER OF EFFECTING THE DISTRIBUTION

     On the Distribution Date, all of the outstanding shares of Marketing Common Stock will be delivered to the Distribution Agent for transfer and distribution to the holders of record of Getty Common Stock as of the Record Date. It is expected that certificates representing shares of Marketing Common Stock will be mailed by the Distribution Agent to Getty stockholders beginning on or about February 11, 1997.

     The Board of Directors of Getty has reserved the right to abandon, defer or modify the Distribution and the related transactions described in this Information Statement at any time prior to 11:59 p.m., New York time, on the day immediately preceding the Distribution Date.

     No holder of Getty Common Stock will be required to pay any cash or other consideration for the shares of Marketing Common Stock received in the Distribution or surrender or exchange shares of Getty Common Stock in order to receive Marketing Common Stock. The Distribution will not affect the number of, or the rights attaching to, outstanding shares of Getty Common Stock. All shares of Marketing Common Stock will be fully paid and non-assessable and the holders of those shares will not be entitled to preemptive rights. See "DESCRIPTION OF CAPITAL STOCK -- Common Stock."

     No certificates or scrip representing fractional shares of Marketing Common Stock will be issued to Getty stockholders as part of the Distribution. If, as a result of the Distribution, any Getty stockholder would own fractional shares of Marketing Common Stock, the Distribution Agent will aggregate such fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of such stockholders, and such stockholders will receive instead a cash payment in the amount of their pro rata share of the sale proceeds. Such sales are expected to be made on, or as soon as practicable after, the Distribution Date.

LISTING AND TRADING OF MARKETING COMMON STOCK

     There is not currently a public market for Marketing Common Stock. Prices at which Marketing Common Stock may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted. Until the Marketing Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. The prices at which Marketing Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Marketing Common Stock, investor perception of Marketing and the industries in which Marketing participates, Marketing's dividend policy and general economic and market conditions. See "RISK FACTORS -- No Prior Market for Marketing Common Stock."

     Marketing will apply to list the Marketing Common Stock on the New York Stock Exchange. Marketing initially will have approximately 3,100 stockholders of record based upon the number of stockholders of record of Getty as of October 1, 1996. For certain information regarding options to purchase Marketing Common Stock that will be outstanding after the Distribution, see "RELATIONSHIP BETWEEN MARKETING AND GETTY AFTER THE DISTRIBUTION -- Reorganization and Distribution Agreement."

     Getty filed a request for a no-action letter with the Staff of the Securities and Exchange Commission (the "Commission Staff") on May 22, 1996, setting forth, among other things, Getty's view that the Distribution of Marketing Common Stock does not require registration under the Securities Act of 1933, as amended (the "Securities Act"). Assuming receipt of a favorable decision from the Commission Staff, it is Marketing's belief that Marketing Common Stock distributed to Getty's stockholders in the Distribution will be freely transferable, except for securities received by persons who may be deemed to be "affiliates" of Getty within the meaning of Rule 144 of the Securities Act, which persons may not publicly offer or sell Marketing Common Stock received in connection with the Distribution except pursuant to a registration statement under the Securities Act or pursuant to Rule 144 (without regard to holding period requirements thereunder).

FEDERAL INCOME TAX ASPECTS OF THE DISTRIBUTION

     On September 11, 1996, the IRS issued a ruling to Getty providing, among other things, that the Distribution will qualify as a tax free spin-off under
Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and that, for Federal income tax purposes:

          (1) No gain or loss will be recognized by (and no amount will be included in the income of) a holder of Getty Common Stock upon the receipt of Marketing Common Stock in the Distribution.

          (2) The aggregate basis of the Getty Common Stock and the Marketing Common Stock in the hands of the stockholders of Getty immediately after the Distribution will be the same as the aggregate basis of the Getty Common Stock held immediately before the Distribution, allocated in proportion to the fair market value of each.

          (3) Any stockholder of Getty receiving cash in lieu of fractional Marketing Common Stock will recognize gain or loss equal to the difference between the amount of cash received and the basis such stockholder would have had in the fractional Marketing Common Stock.

          (4) The holding period of the Marketing Common Stock received by the stockholders of Getty will include the holding period of Getty Common Stock with respect to which the Distribution will be made, provided that such stockholder held the Getty Common Stock as a capital asset on the Distribution Date.

          (5) No gain or loss will be recognized by Getty upon the Distribution.

     The summary of federal income tax consequences set forth above does not purport to cover all federal income tax consequences that may apply to all categories of stockholders. All stockholders should consult their own tax advisors regarding the particular federal, foreign, state and local tax consequences of the Distribution to such stockholders.

     For a description of the Tax Sharing Agreement pursuant to which Getty and Marketing have provided for various tax matters, see "RELATIONSHIP BETWEEN MARKETING AND GETTY AFTER THE DISTRIBUTION -- Tax Sharing Agreement."

REGULATORY APPROVALS

     Marketing does not believe that any material federal or state regulatory approvals will be necessary in connection with the Distribution other than motor fuel and terminal licenses and permits that have been obtained or will have been obtained prior to the Distribution or that Marketing expects to receive in due course thereafter (and for which temporary arrangements have been made).

REASONS FOR FURNISHING THE INFORMATION STATEMENT

     This Information Statement is being furnished by Getty solely to provide information to Getty stockholders who will receive Marketing Common Stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Getty or Marketing. The information contained in this Information Statement is believed by Getty and Marketing to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Getty nor Marketing will update the information except in the normal course of their respective public disclosure practices.

                    RELATIONSHIP BETWEEN GETTY AND MARKETING
                             AFTER THE DISTRIBUTION

     For purposes of governing certain relationships between Getty and Marketing after the Distribution and providing for an orderly transition, Getty and Marketing have entered into or will enter into various agreements, including those described below. Copies of certain of the agreements are included as exhibits to Marketing's Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Marketing Common Stock, and the following discussions with respect to such agreements are qualified in their entirety by reference to the agreements as filed.

REORGANIZATION AND DISTRIBUTION AGREEMENT

     Getty and Marketing have entered into a Reorganization and Distribution Agreement (the "Distribution Agreement"), which provides for, among other things, the principal corporate transactions required to effect the Distribution, the transfer to Marketing of the assets of the petroleum marketing business and the stock of the Transferred Subsidiaries, the division between Getty and Marketing of certain liabilities and obligations, the distribution by Getty of all outstanding shares of Marketing Common Stock to Getty stockholders and certain other agreements governing the relationship between Getty and Marketing after the Distribution.

     Subject to certain exceptions, the Distribution Agreement provides for, among other things, assumptions of obligations and liabilities and cross-indemnities designed to allocate, effective as of the Distribution Date, financial responsibility for the obligations and liabilities arising out of or in connection with the Marketing business to Marketing and its subsidiaries, and financial responsibility for the obligations and liabilities arising out of or in connection with the real estate business to Getty and its subsidiaries; provided, however, that Getty shall retain all liabilities relating to (i) scheduled pre-closing environmental liabilities and obligations, (ii) scheduled future Upgrades for Nonupgraded USTs, and (iii) environmental liabilities and obligations arising out of discharges with respect to Properties containing Nonupgraded USTs that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards. Marketing will be responsible for all other environmental liabilities and obligations relating to USTs or otherwise. The agreements to be executed in connection with the Distribution Agreement set forth certain specific allocations of other liabilities between Getty and Marketing. See -- "Tax Sharing Agreement" below.

     Under the Distribution Agreement, Getty will retain all cash and equivalent balances of Getty and its subsidiaries, as of the close of business on the Distribution Date, except for an amount sufficient to provide Marketing with net working capital of approximately $1.1 million, which amount will be transferred to Marketing.

     To avoid adversely affecting the intended tax consequences of the Distribution and related transactions, the Distribution Agreement provides that, until the second anniversary of the Distribution Date, Marketing must obtain an opinion of counsel reasonably satisfactory to Getty or a supplemental tax ruling before Marketing may make certain material dispositions of its assets, engage in certain repurchases of Marketing capital stock or cease the active, independent conduct of its business with its own employees. Marketing does not expect these limitations to inhibit significantly its operations, growth opportunities or ability to respond to unanticipated developments. Getty must also obtain an opinion of counsel reasonably satisfactory to Marketing or a supplemental tax ruling before Getty may engage in similar transactions during such period. See "RISK FACTORS -- Certain Federal Income Tax Considerations." Getty does not expect these limitations to inhibit significantly its operations, growth opportunities or ability to respond to unanticipated developments.

     The Distribution Agreement also provides that each of Marketing and Getty will be granted access to certain records and information in the possession of the other, and requires the retention by each of Marketing and Getty for a period of ten years following the Distribution of all such information in its possession, and thereafter requires that each party give the other prior notice of its intention to dispose of such information. In addition, the Distribution Agreement provides for the allocation of shared privileges with respect to certain information (including, for example, the attorney-client privilege) and requires each of Marketing and Getty to obtain the consent of the other prior to waiving any shared privilege.

     The Distribution Agreement also provides for the allocation of certain responsibilities with respect to employee compensation and benefits and labor matters. The Distribution Agreement provides that, effective as of the Distribution Date, Marketing will, or will cause one or more of its subsidiaries to, assume or retain, as the case may be, all obligations and liabilities of Getty, to the extent unpaid as of the Distribution Date, under employee benefit plans, policies, arrangements, contracts and agreements, including collective bargaining agreements, with respect to employees who, on or after the Distribution Date, will be employees of Marketing or its subsidiaries. The Distribution Agreement also provides that, effective as of the Distribution Date, Getty will, or will cause one or more of its subsidiaries to, assume or retain, as the case may be, all obligations and liabilities of Getty, to the extent unpaid as of the Distribution Date, under employee benefit plans, policies, arrangements, contracts and agreements, including collective bargaining agreements, with respect to employees who on or after the Distribution Date will be employees of Getty.

     In addition, the Distribution Agreement provides that, immediately prior to the Distribution, each current holder of an option to acquire shares of Getty pursuant to Getty's 1985, 1988 or 1991 Stock Option Plans will receive, in exchange therefor, two separately exercisable options: one to purchase shares of Getty Common Stock (a "Getty Option") and one to purchase Marketing Common Stock (a "Marketing Option"), each exercisable for the same number of shares and containing terms substantially equivalent in the aggregate to those of such holder's pre-Distribution option. The exercise price for each Getty Option and Marketing Option will be set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options currently held by holders, such determination to be based on the average of the closing trading prices over a designated 10 trading-day period with respect to Getty Common Stock and Marketing Common Stock. The "Aggregate Spread" of an option is an amount representing the difference between the exercise price of an option and the price of a share of Getty Common Stock immediately prior to the Distribution multiplied by the number of shares underlying such option.

     The Distribution Agreement provides that, except as otherwise set forth therein or in any related agreement, all costs and expenses in connection with the Distribution will be charged to the party for whose benefit the expenses are incurred.

MASTER LEASE AGREEMENT

     Getty and Marketing have entered into a Master Lease Agreement (the "Master Lease") under which service station and convenience store properties and terminal facilities (the "Properties") are leased or subleased by Getty as the Lessor to Marketing as the Lessee. The Properties will be used for gasoline sales, convenience stores, and other complementary lawful uses in conjunction with the sale of petroleum products or convenience store items, except when the provisions of any underlying lease are more restrictive. Marketing may sublet any property, provided that Marketing remains fully responsible for a sublessee's performance and, except in cases of economic abandonment (as described below), a sublease for uses other than those described above will require Getty's consent. Except for certain environmental and UST obligations described below, the Master Lease will be a "triple-net" lease, with Marketing assuming responsibility for the cost of all taxes, maintenance, repairs, insurance and other operating expenses.

     The Properties leased or subleased by Getty to Marketing pursuant to the Master Lease are as follows:

                                                                      NUMBER OF
                                                                    DISTRIBUTION      TERMINATION DATE UNDER
                                                   NUMBER OF        TERMINALS AND     THE MASTER LEASE (NOT
                                                SERVICE STATIONS     BULK PLANTS       INCLUDING RENEWALS)
                                                ----------------   ---------------   ------------------------
Owned by Getty and Leased to Marketing........          358                2         January 31, 2012
Leased by Getty from Power Test Realty Company
  Limited Partnership* and
  Subleased to Marketing......................          265                5         January 31, 2012
Leased by Getty from Third Parties and
  Subleased to Marketing......................          414                3         Various dates coincident
                                                                                     with the termination
                                                                                     dates of the applicable
                                                                                     underlying leases, but
                                                                                     not later than January
                                                                                     31, 2012
                                                      -----               --
                                                      1,037               10

---------------

*See "CERTAIN TRANSACTIONS."

     Rent for each of the Properties has been set using the fair market value of each such Property. In addition, rent for each Property will increase at the end of each five-year period by the net increase in the Consumer Price Index for all items in the Northeast Region for such five-year period, such increase not to exceed fifteen percent (15%). Rents for all Properties are payable in advance on the first day of the month. The initial term of the Master Lease is (i) fifteen years with respect to Properties owned in fee by Getty and leased to Marketing and Properties leased by Getty from Power Test Realty Company Limited Partnership and subleased to Marketing and (ii) the length of time remaining under underlying lease terms (which ranges from one to fifteen years under the Master Lease) with respect to other Properties leased by Getty from other third parties and subleased to Marketing. See "CERTAIN TRANSACTIONS." The Master Lease terms for each category of Properties described above also include four ten-year renewal options (or, with respect to category (ii), such shorter period as the underlying lease may provide), which may be exercised by Marketing with two years advance notice on an individual property basis for all Properties then subject to the Master Lease. For the subleased Properties, Getty has agreed to use reasonable efforts to extend the underlying lease terms upon conditions acceptable to Marketing. In the event that Marketing desires not to renew the sublease upon terms (including any underlying lease term extensions negotiated by Getty) available to it, Getty may extend or renew the lease and sublease the property to a third party after the end of Marketing's term. The Bylaws of Marketing contain a provision requiring that the renewal of leases under the Master Lease, including the exercise of any renewal options, must be approved by a majority of Directors, including, for so long as Outside Directors (as defined below) are required to constitute a majority of the Board of Directors, a majority of such Outside Directors. See "-- Board of Directors and Management."

     The Master Lease provides that if during the lease term, Marketing determines that any of the leased premises have become uneconomic or unsuitable for their use as a service station or convenience store and has discontinued use of the Property or intends to discontinue use of the Property as a service station or convenience store within one year of the date of said determination, Marketing shall have the right to sublet the Property for any lawful use without Getty's consent and, prior to the commencement of any such sublease term, Marketing shall remove any USTs on the Property and thereafter perform all requisite environmental investigations and/or remediations. Marketing shall have the right of economic abandonment with respect to no more than ten Properties during any fiscal year of the lease term. Marketing shall have no right of economic abandonment for the terminal premises and the premises subject to third party leases.

     Getty may terminate Marketing's right to possession of the Properties upon the occurrence of an event of default, including a failure of Marketing to pay rent due under the Master Lease timely or to comply with its covenants under the Distribution Agreement.

     Getty has agreed to deliver all Properties with active gasoline sales licenses and permits, and to assist Marketing in the re-registration of all licenses and permits in the name of Marketing as operator of the locations and as owner of the underground tanks related thereto. The Master Lease provides that Marketing may make any alterations consistent with the use of the Properties as gasoline stations/convenience stores. Any other alterations require Getty's consent, which will not be unreasonably withheld.

     Pursuant to the Master Lease, Getty will indemnify Marketing against, and be responsible for, all pre-closing liabilities, including environmental remediation and other matters specifically identified on the relevant Master Lease schedule. Marketing has agreed to indemnify Getty against, and be responsible for, all post-closing liabilities except all scheduled pre-closing environmental liabilities and obligations, all scheduled future Upgrades to Nonupgraded USTs, and all environmental liabilities and obligations arising out of discharges with respect to Properties containing Nonupgraded USTs that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards. Getty has agreed to undertake to have all USTs in compliance with federal underground storage tank regulations not later than December 22, 1998. In the event that Getty fails to make the capital improvements required for underground storage tank compliance, Marketing will have the right to offset the costs of compliance against its rental obligations under the Master Lease.

TAX SHARING AGREEMENT

     Getty and Marketing have entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income, franchise or motor fuel taxes relating to Getty's business for tax years prior to and including the Distribution and with respect to certain tax attributes of Getty after the Distribution. In general, with respect to periods ending on or before the last day of the taxable year in which the Distribution occurs, Getty is responsible for (i) filing both consolidated federal tax returns for the Getty affiliated group and combined or consolidated state tax returns for any group that includes a member of the Getty affiliated group, including in each case Marketing and its subsidiaries for the relevant periods of time that such companies were members of the applicable group, and
(ii) paying the taxes relating to such returns (including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities). Marketing is responsible for filing returns and paying taxes relating to any member of the Marketing affiliated group for periods that begin before and end after the Distribution and for periods that begin after the Distribution. Getty and Marketing have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters.

SERVICES AGREEMENT

     Pursuant to the terms of the Distribution Agreement, and as a condition precedent to the consummation of the transactions contemplated thereby, Getty and Marketing have entered into a Services Agreement (the "Services Agreement"), under the terms of which Getty and Marketing will share the services of certain employees, Marketing will provide certain administrative and technical services to Getty and Getty will provide certain limited services to Marketing. The term of the Services Agreement is two years, except that it may be earlier terminated in whole or in part by either party upon 120 days' notice.

     The types of services to be provided pursuant to the Services Agreement by Marketing, through its employees, include financial reporting, accounting, data processing, tax, legal, treasury, credit, office services, insurance, human resources, engineering and environmental. The monthly fees to be paid by Getty for each type of service are set forth in the Services Agreement and may change dependent upon the level of activity with respect to any service compared to the level prior to the execution of the Services Agreement.

     Getty will provide certain services on a transition basis to Marketing pursuant to the Services Agreement, including acting as agent for Marketing with respect to certain motor fuel licenses or permits pending their transfer to Marketing and for collection of certain amounts via electronic funds transfer due from Getty dealers whose distribution contracts will be transferred to Marketing.

     Marketing estimates that the net fees to be paid by Getty to Marketing for services performed (after deducting the fees paid by Marketing to Getty for services provided by Getty) will initially be approximately $80,000 per month, which amount takes into account Marketing's additional costs related to providing such services, and will decline as the services performed decrease. Getty presently expects that most of such services will be provided by Marketing for approximately one year.

TRADEMARK LICENSE AGREEMENT

     Getty and Marketing have entered into a Trademark License Agreement (the "Trademark License Agreement") providing for the license to Marketing of certain Getty trademarks, service marks and trade names, including the name "Getty" (the "Licensed Marks") used in connection with Marketing's business. Under the Trademark License Agreement, Getty granted to Marketing an exclusive, royalty-free license to use the Licensed Marks within the territory specified in the Trademark License Agreement. Subject to the consent of Getty, which consent is not to be unreasonably withheld, Marketing may sublicense the Licensed Marks to retailers or wholesalers of petroleum and other related products within the territory, including but not limited to service station retailers, jobbers and distributors, subject to the terms of the Trademark License Agreement. The term of the Trademark License Agreement will be 55 years. In the event that the Master Lease terminates prior thereto, then commencing on the termination date, the license shall become non-exclusive in all areas, including the territory specified in the Trademark License Agreement, and Marketing shall pay to Getty a rental fee for the use and maintenance of Getty signage and related items based on gross revenues generated and/or gallonage sold under the Licensed Marks at a rate customary and reasonable in the trade. Under the Trademark License Agreement, Marketing has an option to expand the license on a non-exclusive basis to additional states within the United States in which Marketing may expand its marketing business. In the event that Marketing were to exercise any option to expand the licensed territory, Marketing would be obligated to pay a signage rental fee determined as described above.

BOARD OF DIRECTORS AND MANAGEMENT

     Initially, the Marketing Board will consist of five directors. Following the Distribution, Mr. Leo Liebowitz and Mr. Milton Safenowitz will serve as directors of Marketing and will continue to serve as directors of Getty. The Bylaws of Marketing (the "Marketing Bylaws") provide that a majority of the entire Board of Directors may increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by Maryland General Corporation Law (the "MGCL"), nor more than fifteen. The tenure of office of any director shall not be affected by any increase or decrease in the number of directors. The Marketing Bylaws also require that until the earlier of (i) such time as Mr. Leo Liebowitz, Mr. Milton Safenowitz and Mr. Milton Cooper and their related parties collectively own less than 15% of the voting stock of Getty or Marketing or (ii) the Master Lease terminates or expires, a majority of the Marketing Board shall be comprised of persons (the "Outside Directors") who are neither (x) owners of voting stock in excess of 5% of the outstanding voting stock of Getty nor (y) directors or officers of Getty. See "MANAGEMENT -- Security Ownership of Directors, Executive Officers and 5% Owners." As a result, following the Distribution, three members of the five person Marketing Board will be Outside Directors.

     Although Mr. Liebowitz will serve (or continue to serve, as the case may be) as Chief Executive Officer of both Marketing and Getty, it is not currently anticipated that at the time of and subsequent to the Distribution any other persons will serve as officers of both companies. It is anticipated that the majority of Getty's officers and employees will become officers and employees of Marketing, whose services will thereafter become available to Getty pursuant to the Services Agreement. See "MANAGEMENT."

FINANCING -- CREDIT LINES

     Marketing is currently negotiating lines of credit, presently estimated to be in a range of $40 million to $60 million, to meet its working capital needs.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                         GETTY PETROLEUM MARKETING INC.

    The following selected consolidated financial information of Marketing should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Information Statement. Selected consolidated financial information relates to the business of Marketing as it was operated by Getty. The following selected consolidated financial data are derived from the audited consolidated historical financial statements of Getty for the five fiscal years ended January 31, 1996 and the unaudited consolidated historical financial statements of Getty for the six months ended July 31, 1996 and July 31, 1995. In the opinion of management, the unaudited consolidated financial statements at July 31, 1996 and July 31, 1995 reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and results of operations of Marketing for such interim periods. The consolidated financial statements of Marketing may not reflect the financial position or results of operations that would have been obtained had Marketing been a separate, publicly held company.

                                                                                                           SIX MONTHS ENDED
                                                         FISCAL YEAR ENDED JANUARY 31,                         JULY 31,
                                           ----------------------------------------------------------    --------------------
                                              1992         1993        1994        1995        1996        1995        1996
                                           ----------    --------    --------    --------    --------    --------    --------
                                                                (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Net sales...............................   $1,094,316    $878,937    $747,667    $723,875    $758,887    $366,756    $408,494
Rental income...........................       24,819      27,324      28,443      29,860      32,025      15,825      16,601
Other income (expense), net.............        2,041         395         175      (1,846)        282         182         107
                                           ----------    --------    --------    --------    --------    --------    --------
                                            1,121,176     906,656     776,285     751,889     791,194     382,763     425,202
                                           ----------    --------    --------    --------    --------    --------    --------
Cost of sales...........................    1,100,740     880,606     738,261     721,354     750,680     366,120     405,726
Selling, general and administrative
  expenses..............................       33,256      25,580      23,262      22,588      20,702      10,563      10,293
                                           ----------    --------    --------    --------    --------    --------    --------
                                            1,133,996     906,186     761,523     743,942     771,382     376,683     416,019
                                           ----------    --------    --------    --------    --------    --------    --------
Earnings (loss) before interest, taxes,
  depreciation and amortization
  (EBITDA)(a)...........................      (12,820)        470      14,762       7,947      19,812       6,080       9,183
Interest expense........................          212         302         226         285         388         196         259
Depreciation and amortization...........       12,616      11,491      11,718      11,640      13,099       6,241       6,702
                                           ----------    --------    --------    --------    --------    --------    --------
Earnings (loss) before provision
  (credit) for income and cumulative
  effect of accounting change...........      (25,648)    (11,323)      2,818      (3,978)      6,325        (357)      2,222
Provision (credit) for income taxes.....       (8,990)     (4,020)      1,000      (1,544)      2,379        (140)        935
                                           ----------    --------    --------    --------    --------    --------    --------
Earnings (loss) before cumulative effect
  of accounting change..................      (16,658)     (7,303)      1,818      (2,434)      3,946        (217)      1,287
Cumulative effect of accounting
  change................................       --           --          --          --           (282)       (282)      --
                                           ----------    --------    --------    --------    --------    --------    --------
Net earnings (loss)(a)..................   $  (16,658)   $ (7,303)   $  1,818    $ (2,434)   $  3,664    $   (499)   $  1,287
                                           ==========    ========    ========    ========    ========    ========    ========
Pro forma per share data(a)(b):
Earnings before cumulative effect of
  accounting change.....................                                                        $0.31                   $0.10
Cumulative effect of accounting
  change................................                                                        (0.02)                  --
                                                                                             --------                --------
Net earnings per share(a)...............                                                        $0.29                   $0.10
                                                                                             ========                ========
Weighted average shares outstanding.....                                                       12,648                  12,672
                                                                                             ========                ========
BALANCE SHEET DATA AT END OF PERIOD:
Total assets............................                                         $135,114    $132,929    $130,465    $136,285
Working capital (deficit)...............                                           (5,204)       (292)     (5,805)       (211)
Stockholders' equity....................                                         $ 55,078    $ 58,742    $ 54,579    $ 60,029

---------------

(a) Commencing February 1, 1997, Marketing will recognize a charge to operating results over a five-year period relating to the Marketing ESOP. Such charge will be based on the value of the Marketing Common Stock in the future and, as such, is not currently determinable. See Note 9 to the consolidated financial statements.

(b) Pro forma per share data is computed by dividing earnings by the weighted average number of shares of Marketing Common Stock that would have been outstanding during the period had the Distribution taken place as of the beginning of such period.

                         GETTY PETROLEUM MARKETING INC.
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The following discussion should be read in conjunction with the consolidated financial statements of Marketing appearing elsewhere in this Information Statement. The results set forth in the consolidated financial statements of Marketing should not be taken as indicative of future operations. Marketing's results of operations in future periods will reflect certain expenses not incurred in prior periods associated with operating and reporting as a separate, publicly held company. Such costs include environmental expenses which, in the historical periods, have not been allocated to Marketing since Getty has agreed to indemnify Marketing with respect to all scheduled pre-closing environmental liabilities and obligations, all scheduled future Upgrades of Nonupgraded USTs, and all environmental liabilities and obligations arising out of discharges with respect to Properties containing Nonupgraded USTs that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards, with Marketing being responsible for and indemnifying Getty with respect to all other environmental obligations and liabilities. No amounts have been included for these other environmental liabilities and obligations as they are not currently ascertainable.

     The consolidated financial statements contained in this Information Statement have been prepared on the basis that the assets and liabilities of the petroleum marketing business were transferred using historical carrying values as recorded by Getty and Marketing's results of operations and cash flows were derived from Getty's historical financial statements. Marketing's results of operations include allocations of certain corporate expenses of Getty which were based on a number of factors including, for example, personnel, employee benefits, office space and data processing. Management believes these allocations to be reasonable.

OVERVIEW AND OUTLOOK

     Marketing's revenues are derived primarily from its operations in the motor fuel marketing business. Marketing is one of the nation's largest independent marketers of petroleum products; it distributes, markets and sells gasoline and diesel fuel to the general public at retail through a network of 1,597 Getty and other branded retail outlets (also referred to as service stations) located in 12 Northeastern and Mid-Atlantic states. Approximately 30% of the service stations also have convenience food stores. Marketing purchases its gasoline, fuel oil and related petroleum products from a number of Northeast and Mid-Atlantic suppliers. These products are delivered by cargo ship, barge, pipeline and truck to Marketing's 10 storage and distribution terminals and bulk plants, all of which are located in Marketing's distribution region. Marketing distributes and markets its product to retail outlets through its distribution network and truck transportation fleet of 141 vehicles. Marketing engages in activities such as negotiating the prices and terms of the purchase of the gasoline and diesel fuel, developing the prices, terms and methods of selling the products to consumers and operators of motor fuel service stations, monitoring compliance by the service station operators with Getty standards and providing marketing services to the operators.

     Marketing also derives revenues from its wholesale petroleum marketing and distribution business, which involves the sale of gasoline, fuel oil, diesel fuel and kerosene from distribution terminals and bulk plants in truckload, barge and pipeline quantities, as well as from its home heating oil business, which involves the purchase, storage, transportation and sale of fuel oil, kerosene, propane and oil burner and related services to residential and commercial customers in the New York Mid-Hudson Valley.

RESULTS OF OPERATIONS

  Six months ended July 31, 1996 compared to six months ended July 31, 1995

     Marketing's net sales for the six months ended July 31, 1996 were $408.5 million as compared with $366.8 million for the same period last year. The increase in net sales was principally due to a 9.6% increase in average selling prices and a 16.4 million gallon or 4.4% increase in retail gallonage sold, partially offset by an 8.5 million gallon or 6.7% decrease in wholesale gallonage sold. Gross profit (excluding rental and other income) was $2.8 million for the six months ended July 31, 1996 compared to $0.6 million in the comparable period last year. The increase in gross profit was principally due to higher product margins and increased retail sales volumes, offset by a LIFO inventory charge of $2.3 million during the six months ended July 31, 1996.

     Marketing's earnings depend largely on retail marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. The cost of petroleum products purchased by Marketing as well as the price of petroleum products sold have fluctuated widely in the past. As a result of the historic volatility of product margins and the fact that they are affected by numerous diverse factors, it is impossible to predict future margin levels. Marketing believes that it has only been modestly affected by inflation since increased costs are passed along to its customers to the extent permitted by competition.

     Rental income for the six months ended July 31, 1996 amounted to $16.6 million as compared with $15.8 million for the six months ended July 31, 1995. The increase was due to rent escalations provided under existing lease agreements, lease renewals and higher rentals as a result of improvements to the facilities.

     Other income was $0.1 million for the six months ended July 31, 1996, which was comparable to the six months ended July 31, 1995.

     Selling, general and administrative expenses for the six months ended July 31, 1996 amounted to $10.3 million, which was comparable to the $10.6 million for the six months ended July 31, 1995.

     Depreciation and amortization was $6.7 million for the six months ended July 31, 1996 compared to $6.2 million for the six months ended July 31, 1995. The increase was due to higher depreciation as a result of additions to machinery and equipment.

     The six months ended July 31, 1995 was restated to reflect a charge to earnings of $0.3 million for the cumulative effect of adopting at the end of that fiscal year Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

     In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued. The Statement, which becomes effective in fiscal 1997, defines a fair value based method of accounting for employee stock options and allows companies to continue to measure compensation cost for such options by using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Marketing plans to account for its stock-based employee compensation plans under APB No. 25 and effective with the fiscal 1998 consolidated financial statements will present, in the footnotes, as required under SFAS No. 123, pro forma disclosures of net income and earnings per share as if the fair value method had been applied.

     Fiscal year ended January 31, 1996 compared to fiscal year ended January 31, 1995

     Marketing's net sales for the year ended January 31, 1996 ("fiscal 1996") were $758.9 million as compared with $723.9 million for the year ended January 31, 1995 ("fiscal 1995"). The increase in net sales was principally due to a 9.6% increase in average selling prices and a 1.9% or 13.9 million gallon increase in retail gallonage sold through 6.1% fewer outlets, partially offset by an 18.8% or 58.9 million gallon decrease in wholesale gallonage sold, primarily bulk sales. The average gasoline volume per retail outlet increased by 9%. Gross profit was $8.2 million in fiscal 1996 compared to $2.5 million in the prior fiscal year. The increase in gross profit was principally due to higher product margins.

     Rental income of $32.0 million in fiscal 1996 increased 7.3% over fiscal 1995 rental income of $29.9 million. The increase was due to rent escalations provided under existing lease agreements, lease renewals and higher rentals as a result of improvements to the facilities.

     Other income was $0.3 million in fiscal 1996 as compared with other expense of $1.8 million in the prior year. The change was principally due to a restructuring charge of $1.8 million in October 1994.

     Selling, general and administrative expenses in fiscal 1996 amounted to $20.7 million, a decrease of $1.9 million from the prior year. The decrease was principally due to lower expenses as a result of the October 1994 restructuring.

     Depreciation and amortization in fiscal 1996 amounted to $13.1 million, an increase of $1.5 million over the prior year. The increase was due to higher depreciation as a result of additions to machinery and equipment. The current fiscal year also included $0.3 million of additional depreciation relating to operating properties as a result of the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

     In addition to the above-mentioned $0.3 million charge to depreciation expense for operating properties, Marketing also separately reported the cumulative effect of the change in accounting principle related to SFAS No. 121 as a charge to earnings of $0.3 million in the consolidated statement of operations.

     Fiscal year ended January 31, 1995 compared to fiscal year ended January 31, 1994

     Marketing's net sales for fiscal 1995 were $723.9 million as compared with $747.7 million in the year ended January 31, 1994 ("fiscal 1994"). The decrease in net sales was principally due to a 1% decrease in average selling prices and an 11.9% decrease in wholesale gallonage sold, partially offset by a 2.7% increase in retail gallonage sold through 7.8% fewer outlets. Gross profit was $2.5 million in fiscal 1995 compared to $9.4 million in the prior fiscal year. The decrease in gross profit was principally due to the lower retail gross margins.

     Rental income of $29.9 million in fiscal 1995 increased 5.0% over fiscal 1994 rental income of $28.4 million. The increase was due to rent escalations provided under existing lease agreements, lease renewals and higher rentals as a result of improvements to the facilities.

     Other expense amounted to $1.8 million in fiscal 1995, as compared with other income of $0.2 million in the prior year. The change principally resulted from a restructuring charge of $1.8 million in October 1994.

     Selling, general and administrative expenses in fiscal 1995 amounted to $22.6 million, a decrease of $0.7 million from the prior year. The decrease principally occurred in the fourth quarter of fiscal 1995 as a result of a restructuring of Marketing's organization and operations in October 1994.

     Depreciation and amortization was $11.6 million in fiscal 1995 which was comparable to the amount in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     As of July 31, 1996, Marketing's working capital amounted to a deficit of $0.2 million as compared to a deficit of $0.3 million at January 31, 1996. Marketing has been able to operate its business with negative working capital, principally because most sales are for cash and payment terms have been received from vendors and for gasoline taxes. However, under the Distribution Agreement, Marketing will receive cash balances from Getty, as of the close of business on the Distribution Date, in an amount sufficient to provide Marketing with net working capital of approximately $1.1 million.

     Marketing's principal sources of liquidity are cash flows from operations, which amounted to $10.6 million during the six months ended July 31, 1996. Management believes that cash requirements for operations can be met by cash flows from operations, cash and cash equivalents and credit lines. Marketing is currently negotiating lines of credit, presently estimated to be in a range of $40 million to $60 million, to meet its working capital needs.

     Marketing's capital expenditures for the years ended January 31, 1996, 1995 and 1994 amounted to $15.9 million, $16.8 million and $14.3 million, respectively, which included $8.6 million, $6.5 million and $7.7 million, respectively, for the replacement of USTs. Marketing's capital expenditures for the six months ended July 31, 1996 amounted to $8.6 million, which included $4.4 million for tank replacements. Pursuant to the Distribution Agreement, commencing February 1, 1997, expenditures with respect to tank replacements required to meet the 1998 Standards will be the responsibility of and will be paid by Getty.

ENVIRONMENTAL MATTERS

     Getty has agreed, pursuant to the terms of the Distribution Agreement, to indemnify, defend and hold harmless Marketing and its subsidiaries, as well as their respective directors, officers, employees, agents and affiliates, from and against certain liabilities and losses incurred or accrued prior to the date of the

Distribution, including, among other things, all liabilities arising out of or in connection with the remediation of any environmental obligations to upgrade or replace certain USTs. Generally, the indemnification extends to all USTs with respect to which upgrades or further action is known to be required on the date of the Distribution in order to bring such USTs into compliance by December 22, 1998 with all applicable environmental regulations. Marketing has agreed to indemnify Getty and its successors from and against all liabilities and losses with respect to all other USTs which are believed to be in compliance with the 1998 Standards.

     Marketing's consolidated financial statements do not include any environmental expenses, as such charges have been borne by Getty. Such Getty charges amounted to approximately $14.3 million, $11.8 million and $9.7 million for the years ended January 31, 1996, 1995 and 1994, respectively. Future environmental costs to Marketing, though not currently ascertainable, are expected to be significantly lower as USTs have been or will be upgraded at Getty's expense by December 22, 1998. Getty has agreed to indemnify Marketing for all scheduled pre-closing environmental liabilities and obligations, all scheduled future Upgrades to Nonupgraded USTs, and all environmental liabilities and obligations arising out of discharges with respect to Properties containing Nonupgraded USTs that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards. Therefore, there are no accruals for environmental matters included in the historical statements of financial position since Marketing cannot predict the number or the magnitude of newly discovered discharges or releases from its USTs or the cost of remediation relating thereto.

     Marketing cannot predict what environmental legislation or regulation may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on the financial position or operations of Marketing and could require substantial additional expenditures for future remediation or the installation and operation of required environmental or pollution control systems and equipment.

                                DIVIDEND POLICY

     The payment and amount of cash dividends on Marketing Common Stock after the Distribution will be subject to the discretion of the Marketing Board. Marketing's dividend policy will be reviewed by Marketing's Board of Directors from time to time as may be appropriate and payment of dividends on Marketing Common Stock will depend upon Marketing's financial position, capital requirements and other factors as the Marketing Board deems relevant. Subject to the foregoing, Marketing presently intends to pay cash dividends. However, there can be no assurance that any dividends will be paid in the future or at what level.

                                    BUSINESS

     Getty Petroleum Marketing Inc. was incorporated in Maryland on October 1, 1996, to be the successor to the petroleum marketing and New York Mid-Hudson Valley home heating oil businesses of Getty. Its principal executive offices are located at 125 Jericho Turnpike, Jericho, New York 11753. Unless otherwise indicated, references in this section to Marketing refer to the petroleum marketing business of Getty intended to be owned and operated by Marketing after the Distribution, and references in this section to Getty refer to Getty Petroleum Corp. prior to the Distribution Date and Getty Realty Corp. on and subsequent to the Distribution Date.

GENERAL

     Marketing, together with its subsidiaries, is one of the nation's largest independent marketers of petroleum products. Marketing serves retail and wholesale customers through a distribution and marketing network of 1,597 Getty(R) and other branded retail outlets (also referred to as "service stations") located in 12 Northeastern and Mid-Atlantic states, of which approximately 30% have convenience food stores. Marketing stores and distributes petroleum products from 10 distribution terminals and bulk plants. Marketing purchases gasoline, fuel oil and related petroleum products from a number of Northeast and Mid-Atlantic suppliers. These products are delivered by cargo ship, barge, pipeline and truck to Marketing's distribution terminals and bulk plants located in Marketing's marketing region. Through its truck transportation fleet of 141 vehicles and its distribution network, Marketing markets and distributes such products throughout its 12 state marketing region. Of the 1,597 retail outlets supplied by Marketing at July 31, 1996, approximately 65% are held by Marketing under long-term leases or subleases with Getty and certain of its subsidiaries. The remaining retail outlets purchase petroleum products from Marketing under contract as licensed Getty dealers or from licensed Getty distributors who purchase Getty products from Marketing. Marketing also sells on a wholesale basis gasoline, fuel oil, diesel fuel and kerosene from distribution terminals and bulk plants in truckload, barge and pipeline quantities and sells fuel oil, kerosene, propane and oil burner and related services to residential, commercial and governmental customers in New York's Mid-Hudson Valley.

     Marketing and its predecessors have been in the petroleum marketing business for over 40 years. Mr. Leo Liebowitz, Chairman and Chief Executive Officer and a director of Marketing, and Mr. Milton Safenowitz, a director and former executive vice president of Marketing's predecessors, entered the petroleum marketing business in 1955 with one service station and have pursued a strategy of expanding the business principally through acquisitions. Prior to 1985, Marketing's predecessors had expanded into five states under various brand names, principally Power Test. On February 1, 1985, Marketing's predecessors acquired the marketing and distribution assets of Getty Oil Company in the Northeastern and Mid-Atlantic states from a subsidiary of Texaco Inc. The Getty acquisition included the Getty(R) trademark and trade name and added service stations, distribution terminals and a wholesale heating oil and middle distillate marketing network in six states.

     During the period from 1985 to 1991, Marketing's predecessors continued to expand by acquiring numerous small regional distributors, service stations and convenience food stores. In addition to adding locations through fee ownership and leasing, Marketing's predecessors continued to implement its program of adding non-petroleum products and revenue enhancing services at retail outlets in its marketing network, particularly convenience food stores, automotive repairs and car washes. Marketing's predecessors have also implemented a comprehensive program of evaluating retail outlets to determine the long-term viability of certain locations as gasoline stations. Over the years, this process has resulted in the divestment of non-strategic and uneconomic retail outlets. Pursuant to the terms of the Master Lease between Getty and Marketing, executed as part of the Distribution, Marketing will, except for certain locations presently leased to third parties for non-Getty brand uses, lease from Getty those retail outlets which are owned by Getty and certain of its subsidiaries at the time of the Distribution and sublease from Getty those retail outlets which are leased by Getty and certain of its subsidiaries at the time of the Distribution.

OPERATING STRATEGY

     Marketing's operating strategy is to market motor fuels through service stations operated by independent Getty-licensed dealers, many of whom sublease Marketing's service stations and convenience stores.

Marketing's dealers either buy their petroleum products from Marketing or from licensed Getty distributors who purchase Getty products from Marketing, or sell Marketing's petroleum products and receive a commission. Marketing views each of its retail outlets as a "profit center" and believes that independent operators, with greater financial incentive than salaried employees, generally operate retail outlets more economically. Moreover, the leasing and subleasing of retail outlets to independent operators has provided Marketing with a steady and increasing source of rental income and has enabled Marketing to reduce its direct operating costs.

     Marketing directly operated two retail outlets at July 31, 1996 utilizing salaried employees. While Marketing seeks to sublease retail outlets to independent operators, it historically retains a small number of such company operated outlets. These outlets permit management to keep abreast of changes in retail marketing, to assist in providing practical guidance to independent dealers and to test new products and concepts.

     Certain of the outlets have convenience food stores, automotive repair centers and car washes. Marketing receives higher rentals from such Properties as a result of such additional uses.

     Marketing intends to expand its retail operations by purchasing or leasing new sites, either from Getty or from third parties, and by entering into supply agreements with third parties. Under the Master Lease and other agreements, Getty has no obligation to procure and lease new properties to Marketing.

DISTRIBUTION

     The retail outlets sell gasoline, diesel fuel and other related petroleum products (such as motor oil and lubricants) under Marketing's brand name "Getty(R)" or, to a limited extent, under other brand names, in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, and Virginia.

     As of July 31, 1996, Marketing had 1,597 Getty and other branded retail outlets as follows:

     (i) 2 company operated retail outlets which are operated by salaried employees;

     (ii) 272 sublessee dealer operated retail outlets (dealers who sublease retail outlets and purchase their petroleum products from Marketing);

     (iii) 659 commission sublessee dealer operated retail outlets (dealers who sublease retail outlets and receive a commission for sale of Marketing's petroleum products);

     (iv) 104 retail outlets operated by management contractors (dealers who operate Marketing's retail outlets pursuant to a management contract);

     (v) 114 contract dealer retail outlets (dealers who purchase their petroleum products from Marketing or sell Marketing's petroleum products on a commission basis but do not sublease retail outlets from Marketing); and

     (vi) 44 distributors who purchase their petroleum products from Marketing, which distributors in turn supply the petroleum product requirements of 446 retail outlets.

     Marketing generally extends three-year lease terms to its dealers, except for new dealers, who generally receive a one-year trial lease. Such leases generally provide for fixed rentals at competitive rates. In addition, most leases provide for an additional rental if the dealer fails to sell certain minimum quantities of gasoline during a month. The lessee of a retail outlet is generally responsible for payment of utilities and for all maintenance and repairs, except for structural and marketing equipment repairs and capital improvements, which are performed by Marketing.

     Marketing distributes its petroleum products from 10 distribution terminals and bulk plants, two of which are controlled by Getty through fee ownership and leased to Marketing pursuant to the terms of the Master Lease, and eight of which are controlled by Getty on long-term net lease basis and are subleased to Marketing pursuant to the terms of the Master Lease. These distribution terminals and bulk plants are located in New York, New Jersey, Rhode Island, Pennsylvania, and Connecticut, and have an aggregate storage capacity of approximately 57 million gallons. The terminals located in East Providence, Rhode Island and Rensselaer, New York are deep-water terminals, capable of handling large vessels. In addition, Marketing utilizes additional terminals pursuant to thruput and storage agreements with unrelated parties. A substantial portion of the petroleum products are transported to retail outlets by Marketing's truck transportation fleet subsidiary, whose drivers are compensated in part on an incentive-based system.

     Marketing also sells, through its KOSCO subsidiary, home heating oil, propane (LPG) and related services directly to approximately 26,400 retail and commercial customers in the New York Mid-Hudson Valley. In addition, Marketing is a wholesale supplier of #2 heating oil (also known as "home heating oil") in the Northeast, supplying heating oil to dealers who deliver to residences and commercial accounts. Diesel fuel and kerosene are marketed both to distributors of such products and directly by Marketing to retail outlets and consumers.

PRODUCT SUPPLY

     Marketing, through its predecessors, has entered into agreements with a number of Northeast and Mid-Atlantic suppliers for the purchase of refined petroleum products. These agreements typically have one-year terms, and prices under the agreements are generally based on formulas which are tied to the New York Harbor price for the petroleum product being purchased. Marketing has no crude oil reserves or refining capacity.

     Historically, petroleum prices have been subject to extreme volatility and there have been periodic shortages followed by periods of oversupply. No assurance can be given that petroleum prices will not fluctuate greatly or that petroleum products will continue to be available from multiple sources or available at all in times of shortage. Furthermore, a large, rapid increase in petroleum prices could adversely affect Marketing's margins and/or profitability if Marketing's sales prices could not be increased or automobile consumption of gasoline were to significantly decline as a result of such price increases. Management believes, however, that Marketing will continue to have the ability to acquire petroleum products on competitive terms for the foreseeable future due in part to the large volume of its purchases and the storage capacity at its distribution terminals.

MARKETING

     In order to provide efficient service to retail dealers and other customers, Marketing is divided into four marketing regions. Marketing's regional marketing personnel provide significant guidance, counseling and assistance to Marketing's dealers, including advice on retail operations. The marketing personnel also supervise the company operated retail outlets.

     Marketing provides advertising and promotional support to its retail outlets. Both radio and newspaper media are utilized, and promotional programs are implemented on an ongoing basis.

     Marketing has a co-branded Getty MasterCard, and accepts Visa, MasterCard, Discover, Diners Club and American Express credit cards and "NYCE" and "MAC" debit cards. In addition, Marketing has a Getty fleet fueling card and accepts certain other fleet fueling cards, all of which have tracking programs which provide cost control data to fleet customers.

COMPETITION

     Marketing believes that, based on the number of locations served, it is currently one of the largest independent marketers of petroleum products in the United States. Petroleum marketing is highly competitive, and Marketing competes with a substantial number of integrated oil companies and other companies who may have greater assets, financial resources and sales. Accordingly, Marketing's earnings may be adversely affected by the marketing policies of such companies, which may have greater flexibility to withstand price changes than Marketing. Marketing competes for new dealers and distributors primarily on the basis of Getty brand acceptance, location, supply, price and marketing support. The retail outlets in Marketing's marketing network compete primarily on the basis of Getty brand acceptance, location, customer service, appearance of the retail outlet and price.

REGULATION

     The petroleum products industry is subject to numerous federal, state and local laws and regulations. Compliance with those laws and regulations has not had and is not expected to have a material effect on the competitive position of Marketing.

     Marketing is not a refiner and, therefore, is not subject to the PMPA with respect to its Getty(R) branded stations. However, pursuant to Marketing's agreements with certain of its Getty dealers and distributors, Marketing has voluntarily extended to them coverage under PMPA. Under PMPA, Marketing complies with certain notice requirements and extends nondiscriminatory contracts to certain of its Getty licensed dealers and distributors, whose franchises cannot be terminated or not renewed unless certain PMPA imposed prerequisites are met as provided in Marketing's agreements. Although a licensed dealer or distributor who is covered by PMPA is not required to renew his or her franchise, because Marketing has agreed to comply with PMPA with respect to such dealers or distributors, Marketing is required to renew the franchises of such dealers and distributors who elect to renew. However, franchisees may be terminated or not renewed for violating certain provisions of Marketing's agreements as permitted under PMPA. In addition, if Marketing elects to sell any service station subject to PMPA, Marketing must, in accordance with PMPA, offer the franchisee the right of first refusal to purchase such service station at the price and upon terms at which Marketing elects to sell.

     In addition, Marketing's operations are governed by numerous federal, state and local environmental laws and regulations. Among these laws are (i) requirements to dispense reformulated gasoline in accordance with the Clean Air Act, (ii) restrictions imposed on the amount of hydrocarbon vapors which may enter the air at Marketing's terminals and service stations, (iii) OSHA and other laws regulating terminal employee exposure to benzene and other hazardous materials, (iv) requirements to report to governmental authorities discharges of petroleum products into the environment and, under certain circumstances, to remediate the soil and/or groundwater contamination pursuant to governmental order and directive, (v) requirements to remove and replace underground storage tanks which have exceeded governmental-mandated age limitations and (vi) the requirement to provide a certificate of financial responsibility with respect to claims relating to underground storage tank failures.

     Marketing believes that it is in substantial compliance with federal, state and local provisions enacted or adopted pertaining to environmental matters. Although Marketing is unable to predict what legislation or regulations may be adopted in the future with respect to environmental protection and waste disposal, existing legislation and regulations have had no material adverse effect on its competitive position.

     Notwithstanding the foregoing, Getty has agreed, pursuant to the terms of the Distribution Agreement, to indemnify, defend and hold harmless Marketing and its subsidiaries, as well as their respective directors, officers, employees, agents and affiliates, from and against certain liabilities and losses incurred or accrued prior to the date of the Distribution, including, among other things, all scheduled pre-closing environmental liabilities and obligations, all scheduled future Upgrades to Nonupgraded USTs, and all environmental liabilities and obligations arising out of discharges with respect to Properties containing Nonupgraded USTs that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards. Marketing has agreed to indemnify Getty and its successors from and against, among other things, all other liabilities and obligations with respect to USTs and environmental matters.

PERSONNEL

     As of July 31, 1996, Marketing had 538 employees, of which 213 employees, consisting of truck drivers and service technicians, are represented by Amalgamated Local Union 355. Marketing considers its relationships with its employees and the union to be satisfactory.

LEGAL PROCEEDINGS

     Pursuant to the Distribution Agreement, Getty has agreed to defend all existing proceedings and indemnify Marketing and its subsidiaries with respect thereto. The only legal proceedings presently pending against Marketing, for which Getty will indemnify and defend Marketing, are certain personal injury and property damage proceedings pending against Marketing's trucking subsidiary and against KOSCO, Marketing's Mid-Hudson Valley heating oil subsidiary. Such proceedings are not expected, individually or in the aggregate, to have a material adverse effect on Marketing's financial position or results of operations.

                                   MANAGEMENT

DIRECTORS

     Pursuant to the Marketing Bylaws, the Board of Directors has fixed the number of directors at five persons. Getty, as the sole stockholder of Marketing, has elected or intends to elect the five persons named in the table below to constitute the entire Marketing Board. Messrs. Leo Liebowitz and Milton Safenowitz are also currently directors of Getty. The current term of each director named below began with his election in 1996 and will expire at the next annual meeting of the stockholders of Marketing.

     Set forth below is a list of the names and ages of, and certain biographical information concerning, the persons expected to be directors of Marketing immediately after the Distribution, including information concerning their principal occupations for the past five years.

     NAME AND AGE          YEAR ELECTED           PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
-----------------------    ------------     ------------------------------------------------------
Leo Liebowitz - 69             1996         President, Chief Executive Officer and Director of
                                            Getty since 1971. Director, President and Treasurer of
                                            CLS General Partnership Corp., the general partner of
                                            Power Test Investors Limited Partnership.
Milton Safenowitz - 69         1996         Director of Getty since 1971 and Executive Vice
                                            President of Getty until February 1990. Director,
                                            Executive Vice President and Assistant Secretary of
                                            CLS General Partnership Corp.
Ronald E. Hall - 64            1996         Chairman of the Board of Howell Corporation since
                                            1995. Formerly President and Chief Executive Officer
                                            of CITGO Petroleum Corporation ("CITGO"), from 1985 to
                                            1995. Director of CITGO from 1990 to 1995.
Richard E. Montag - 64         1996         Vice President - Development of the Richard E. Jacobs
                                            Group since 1982.
[                    ]      [     ]         [                                                                ]

COMMITTEES OF THE BOARD OF DIRECTORS

     There will be three standing committees of the Board of Directors of
Marketing: the Audit Committee, the Nominating Committee and the Compensation and Benefits Committee, each comprised of one or more directors. The members of these committees will be appointed shortly after their election to the Marketing Board.

     The primary purpose of the Audit Committee will be to (i) select the firm of independent accountants that will audit the consolidated financial statements of Marketing and its subsidiaries, (ii) discuss the scope and the results of the audit with the accountants and (iii) discuss Marketing's financial accounting and reporting principles. The Audit Committee will also examine the summary reports of the internal auditors of Marketing and discuss the adequacy of Marketing's financial controls with the independent accountants and with management.

     The Nominating Committee will recommend candidates to the Board for election as officers, recommend nominees for election to the Board and review the role, composition and structure of the Board and its committees. The Nominating Committee will consider nominees recommended by stockholders upon submission in writing to the Secretary of Marketing with the names of such nominees, together with their qualifications for service as a director of Marketing.

     The Compensation and Benefits Committee (the "Compensation Committee") will administer the Incentive Compensation Plan, the Supplemental Retirement Plan, the Marketing ESOP and the Stock Option Plan, and will review the compensation of the directors and officers of Marketing.

DIRECTOR COMPENSATION

     Directors will be compensated for their services according to a standard arrangement authorized by resolution of the Marketing Board. An annual retainer fee of $12,000 will be paid to each director, and a committee and board meeting fee of $1,000 will also be paid to each director for each meeting attended. Directors who are employees of Marketing will not receive retainers or board meeting fees.

EXECUTIVE OFFICERS

     Set forth below is a list of the names and ages of all persons who will be executive officers of Marketing immediately after the Distribution, indicating their positions with Marketing and their principal occupations during the past five years. Except for Mr. Liebowitz, all such persons will resign as officers of Getty on the Distribution Date.

      NAME AND AGE                     PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
------------------------    ----------------------------------------------------------------
Leo Liebowitz -- 69.....    President, Chief Executive Officer, and Director of Marketing.
                            President, Chief Executive Officer and Director of Getty since
                            1971.
John J. Fitteron --         Senior Vice President, Treasurer and Chief Financial Officer of
  55....................    Marketing. Senior Vice President, Treasurer and Chief Financial
                            Officer of Getty since 1994. Mr. Fitteron joined Getty in 1986 as Senior Vice President and Chief Financial Officer and assumed the additional position of Treasurer in 1994. Prior to joining
                            Getty, he was a Senior Vice President at Beker Industries Corp.,
                            a chemical and natural resource company.
Alvin A. Smith -- 58....    Senior Vice President and Chief Operating Officer of Marketing.
                            Senior Vice President and Chief Operating Officer of Getty since
                            1994. Mr. Smith has been a Senior Vice President of Getty since
                            1985 and became Chief Operating Officer in 1994. Prior thereto, he was employed at Getty Oil Company as Wholesale Manager and
                            Petroleum Manager.
James R. Craig -- 45....    Vice President-Marketing of Marketing. Vice President-Marketing
                            of Getty since 1987. He joined Getty in 1982 as a District
                            Manager and became Manager -- Retail Sales in 1984. Prior to joining Getty, he was a Regional Manager of Amerada Hess Corp.
Michael K. Hantman --       Vice President and Corporate Controller of Marketing. Vice
  45....................    President and Corporate Controller of Getty since 1991. He joined Getty in 1985 as Corporate Controller. Prior to joining
                            Getty, he was a Principal at Arthur Young & Company, an
                            international accounting firm.
Samuel M. Jones -- 60...    Vice President, Corporate Secretary and General Counsel of
                            Marketing. Vice President, Corporate Secretary and General
                            Counsel of Getty since 1994. Mr. Jones joined Getty in 1986 as
                            Vice President and General Counsel and assumed the additional position of Corporate Secretary in 1994. Prior to joining Getty, he was a Senior Attorney with Texaco Inc.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND 5% OWNERS

     Included in the following table is the number of shares of Marketing Common Stock to be beneficially owned (or deemed to be beneficially owned) immediately after the Distribution by each of the persons expected to be a director of Marketing, by each of the executive officers listed above under "MANAGEMENT -- Executive Compensation," and by all of the persons expected to be directors or executive officers of Marketing as a group, based on the number of shares of Getty Common Stock expected to be held on the Distribution Date, and each other person expected to own of record or beneficially more than 5% of the outstanding Marketing Common Stock. Such number of shares includes exercisable options or options to become exercisable within 60 days with respect to Marketing Common Stock.

NAME OF BENEFICIAL OWNERS,                                       AMOUNT AND NATURE OF       PERCENT
DIRECTORS AND OFFICERS                                          BENEFICIAL OWNERSHIP(1)   OF CLASS(2)
--------------------------------------------------------------  -----------------------   ------------
Leo Liebowitz.................................................         2,478,290(3)          18.58%
Milton Safenowitz.............................................         2,260,195(4)          16.94%
James R. Craig................................................            77,958(5)               *
John J. Fitteron..............................................           150,771(5)           1.12%
Michael K. Hantman............................................            67,955(5)               *
Samuel M. Jones...............................................            81,654(5)               *
Alvin A. Smith................................................           181,295(5)           1.34%
Ronald E. Hall................................................                 0                  *
Richard E. Montag.............................................            26,762(6)               *
[       ].....................................................             [   ]              [   ]
Directors and executive officers as a group (10 persons)......             [   ]              [   ]
Getty Petroleum Marketing Inc. Employee Stock Ownership
  Plan........................................................           667,000              5.00%
Milton Cooper.................................................         1,059,538(7)           7.94%

------------------
* Total shares beneficially owned constitute less than one percent of the outstanding shares.
(1) Unless otherwise indicated, each person has sole voting and dispositive power with respect to the shares shown.
(2) The percentage is determined by dividing the number of shares shown by the aggregate number of shares of Marketing Common Stock expected to be outstanding immediately after the Distribution and the shares of Marketing Common Stock which may be acquired within 60 days.
(3) Includes 166,410 shares held in trust for children, 230,977 shares held by his wife for which beneficial ownership is disclaimed and 20,724 shares held by a charitable foundation.
(4) Includes 2,084,077 shares held by Irrevocable Trust for Milton Safenowitz and 176,118 shares held by Irrevocable Trust for the benefit of his wife.
(5) Gives effect to the vesting of outstanding Getty stock options held by such individual pursuant to certain "change of control" agreements. See "EXECUTIVE COMPENSATION."
(6) Includes 10,190 shares held by his wife for which beneficial ownership is disclaimed.
(7) Includes 10,311 shares held in a partnership of which he is a partner, 2,013 shares held by his wife for which beneficial ownership is disclaimed and 100,000 shares held by a charitable foundation.

     With the exception of Leo Liebowitz, whose address is care of Getty Petroleum Corp., 125 Jericho Tpke., Jericho, New York 11753, Milton Safenowitz, whose address is 7124 Queenferry Cr., Boca Raton, Florida 33496, Milton Cooper, whose address is care of Kimco Realty Corporation, 3333 New Hyde Park Road, Suite 100, New Hyde Park, New York 11042-0020, and the Getty Petroleum Marketing Inc. Employee Stock Ownership Plan, whose address is 125 Jericho Tpke., Jericho, New York 11753, management knows of no other person owning of record or beneficially more than 5% of the outstanding Marketing Common Stock.

                             EXECUTIVE COMPENSATION

     The following table sets forth, as to the Chief Executive Officer and the other four most highly compensated executive officers of Getty that will become executive officers of Marketing immediately after the Distribution, information concerning the compensation paid by Getty for services in all capacities to Getty and its subsidiaries to or for the benefit of such persons during the periods indicated.

                                           ANNUAL COMPENSATION
                                                                                   LONG TERM
                                       FISCAL YEAR ENDED JANUARY 31           COMPENSATION AWARDS
                         ----------------------------------------------------------------------------------
                                                                     --------------------------------------
                                                      OTHER ANNUAL    RESTRICTED                ALL OTHER
  NAME AND PRINCIPAL             SALARY      BONUS    COMPENSATION   STOCK AWARDS    OPTIONS   COMPENSATION
       POSITION          YEAR       $          $         ($)(1)          ($)           (#)        ($)(2)
----------------------   ----    -------    -------   ------------   ------------    -------   ------------
LEO LIEBOWITZ.........   1996    404,103    263,000                                               59,886
Director, President      1995    387,228    164,500                                               60,713
and Chief Executive      1994    384,860    193,950                                               53,564
Officer
ALVIN A. SMITH........   1996    301,192    190,700                                   15,000      45,373
Senior Vice President    1995    268,606     99,000                                   15,000      40,353
and Chief Operating      1994    261,615    107,247                                    5,000      35,496
Officer
JOHN J. FITTERON......   1996    198,296    182,200                                   15,000      32,593
Senior Vice President,   1995    187,849     99,000                                   15,000      32,043
Treasurer and Chief      1994    182,522    107,247                                    5,000      25,222
Financial Officer
SAMUEL M. JONES.......   1996    163,307    115,000                                   15,000      26,629
Vice President,          1995    154,646     79,000                                   10,000      26,616
General Counsel and      1994    146,808     87,432                                    5,000      21,532
Corporate Secretary
JAMES R. CRAIG........   1996    145,537    125,000                                   15,000      24,419
Vice President           1995    137,843     79,000                                   10,000      24,260
                         1994    122,354     87,432                                    5,000      18,665

---------------

(1) None of the Executive Officers listed received perquisites or other personal benefits that exceeded the lesser of $50,000 or 10% of the salary and bonus for such officer.

(2) All other compensation includes Getty's contributions to the defined contribution retirement profit sharing plan, matching contributions under the company's 401(k) savings plan, Getty's contributions to the Supplemental Retirement Plan for executives and term life insurance premiums as follows:

                                        FISCAL YEAR       DEFINED         COMPANY     SUPPLEMENTAL
                                           ENDED       CONTRIBUTION        MATCH       RETIREMENT    TERM LIFE
                                        JANUARY 31    RETIREMENT PLAN   401(K) PLAN       PLAN       INSURANCE
                                        -----------   ---------------   -----------   ------------   ---------
Leo Liebowitz.........................      1996          $ 2,388         $    --       $ 55,319      $ 2,179
                                            1995            2,394              --         56,140        2,179
                                            1994            4,140              --         47,245        2,179
Alvin A. Smith........................      1996            2,388           4,620         34,410        3,955
                                            1995            2,394           4,620         29,859        3,480
                                            1994            4,140           4,481         23,395        3,480
John J. Fitteron......................      1996            2,388           4,620         23,011        2,574
                                            1995            2,394           4,620         22,579        2,450
                                            1994            3,885           4,497         14,390        2,450
Samuel M. Jones.......................      1996            2,388           4,629         17,499        2,113
                                            1995            2,394           4,611         17,507        2,104
                                            1994            3,310           4,367         11,751        2,104
James R. Craig........................      1996            2,388           3,486         16,668        1,877
                                            1995            2,394           3,478         16,546        1,842
                                            1994            2,898           3,405         10,520        1,842

     In December 1994, Getty entered into agreements (collectively, the "Change of Control Agreements") with its non-director officers and certain key employees, wherein Getty agreed to make certain payments under certain circumstances upon a "change of control" of Getty. Under such circumstances, Getty also agreed that all Getty stock options granted to such officer or key employee would immediately vest, and made provision to allow such individual to exercise his or her options within three years of the "change of control" for the officers, and a shorter period for key employees, and to preserve the economic value of his or her options. In December 1995, Getty amended the Change of Control Agreements to treat a spin-off or similar transaction involving a substantial portion of Getty's marketing or real estate business or assets as a "change of control." Accordingly, a "change of control" will, for purposes of the Change of Control Agreements, be deemed to occur on the Distribution Date. Marketing intends to pay those officers and key employees who become employees of Marketing compensation at least comparable to the compensation which Getty paid them prior to the Distribution. In the event that Marketing does not pay comparable compensation to any such individual or any such individual does not become an employee of either Getty or Marketing (or ceases to be an employee of Getty or Marketing for any reason other than for cause) after the Distribution Date, then for the 36-month period after the Distribution Date for officers, and a shorter period of time for those certain key employees, Getty will pay to each such individual over the applicable period an amount not less than the average annual sum of such individual's (i) base salary, (ii) benefits under any incentive or bonus plan and (iii) the total amount of employer contributions (other than elective salary deferrals) made to the individual's account under 401(k) and other deferred compensation plans, based upon the requisite period prior to the "change of control." The compensation to be paid to an officer or key employee pursuant to a Change of Control Agreement will be reduced by the amount of compensation, if any, such officer or key employee receives from Marketing or from any other employer during the covered period. Marketing intends to fully perform Getty's obligations under the Change of Control Agreements with respect to those individuals who will become either an officer or employee of Marketing.

STOCK OPTION PLANS

     As described under "RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER THE DISTRIBUTION--Reorganization and Distribution Agreement," immediately prior to the Distribution, each current holder of an option to acquire shares of Getty pursuant to Getty's 1985, 1988 and 1991 Stock Option Plans will receive, in exchange therefor, two separately exercisable options: one to purchase shares of Getty Common Stock (a "Getty Option") and one to purchase Marketing Common Stock (a "Marketing Option"), each exercisable for the same number of shares and containing terms substantially equivalent in the aggregate to those of such holder's pre-Distribution option. The exercise price for each Getty Option and Marketing Option will be set so as to preserve the Aggregate Spread in value attributed to the options currently held by such directors, officers and key employees. See "RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER THE DISTRIBUTION -- Reorganization and Distribution Agreement."

EMPLOYEE STOCK OWNERSHIP PLAN

     In connection with the Distribution, Marketing will establish a leveraged Employee Stock Ownership Plan (the "Marketing ESOP") that will purchase newly issued shares of Marketing Common Stock from Marketing equal to five percent of the outstanding shares of Marketing. The Marketing ESOP will purchase such newly-issued shares from Marketing using the proceeds of a loan to be made by Marketing to the Marketing ESOP. The Marketing ESOP loan will be repaid over a five-year period, and Marketing will contribute annually to the Marketing ESOP the funds required to repay such loan. The principal amount of the Marketing ESOP loan is expected to be equal to the number of shares purchased by the Marketing ESOP (approximately 667,000) multiplied by the purchase price per share (determined on the basis of the value of the Marketing Common Stock). It is expected that the repayment of the Marketing ESOP loan will result in projected allocations to participants' accounts of an aggregate of approximately 133,400 shares of Marketing Common Stock per year, allocated in proportion to compensation. Marketing expects that the five percent of the outstanding stock of Marketing purchased by the Marketing ESOP will be allocated to covered employees over a five-year period. Commencing February 1, 1997, Marketing will recognize a charge to operating results over a five-year period relating to the Marketing ESOP. Such charge will be based on the value of the

Marketing Common Stock in the future and, as such, is not currently determinable. See Note 9 to the consolidated financial statements.

                              CERTAIN TRANSACTIONS

THE PARTNERSHIP

     In 1985, Power Test Investors Limited Partnership (the "Partnership") was formed as a public master limited partnership and capitalized by a rights offering to all Getty stockholders. The Partnership is the limited partner in Power Test Realty Company Limited Partnership (the "Operating Partnership"), which was also formed in 1985 and which purchased the Northeast and Mid-Atlantic petroleum marketing assets of Getty Oil Company from Texaco Inc. The Operating Partnership leased these assets to Getty on a long-term net basis.

     CLS General Partnership Corp., a Delaware corporation ("CLS"), is the sole general partner of both the Partnership and the Operating Partnership. The three stockholders of CLS are Messrs. Liebowitz, Safenowitz and Cooper (the "Principal Holders"), who are also directors and stockholders of Getty and stockholders of Marketing. Messrs. Liebowitz and Safenowitz are also directors of Marketing and Mr. Liebowitz serves as Chief Executive Officer of Getty and Marketing. See "MANAGEMENT." As of July 31, 1996, the Principal Holders beneficially owned an aggregate of 3,103,131 (48%) of the general and limited partnership interests in the Partnership.

     Marketing does not have (nor did Getty have) any ownership interest in the Partnership, the Operating Partnership or any of its assets. Neither the Partnership nor the Operating Partnership conducts any substantial activities other than those related to the ownership and leasing to Getty of the former Getty Oil Company assets, substantially all of which Marketing subleases from Getty.

THE MASTER LEASE AND RELATED AGREEMENTS

     Pursuant to the Master Lease, Marketing anticipates that it will make an annual net lease payment to Getty of approximately $57 million commencing in fiscal 1998. See "RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER THE DISTRIBUTION -- Master Lease Agreement," and Note 4 to the consolidated financial statements.

     In addition to the Master Lease, Getty and Marketing have entered into, among other things, certain licensing, service and tax sharing agreements. See "RELATIONSHIP BETWEEN GETTY AND MARKETING AFTER THE DISTRIBUTION."

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms of the stock of Marketing does not purport to be complete and is subject to and qualified in its entirety by reference to the Marketing Charter (as defined herein) and the Marketing Bylaws, copies of which have been filed as exhibits to this Registration Statement on Form 10.

GENERAL

     Marketing's authorized capital stock presently consists of 1,000 shares of Marketing Common Stock, of which 1,000 shares are issued and outstanding and are owned by Getty. Prior to the Distribution, Marketing's Charter will be amended by the Marketing Board and by Getty, as sole stockholder of Marketing. Under such amended Charter, which will be substantially in the form set forth in
Exhibit 3.2 to this Form 10 (the "Marketing Charter"), the total number of shares of all classes of stock that Marketing will have authority to issue will be 40 million, 30 million of which will be shares of Marketing Common Stock and 10 million of which will be shares of preferred stock, $0.01 par value per share (the "Marketing Preferred Stock"). Based on the number of shares of Getty Common Stock outstanding at October 1, 1996, approximately 12,675,000 shares of Marketing Common Stock, constituting approximately 42% of the then authorized Marketing Common Stock, will be issued to Getty and distributed by Getty to its stockholders in the Distribution. In addition, approximately 667,000 shares of Marketing Common Stock will be issued to the

Marketing ESOP at the time of the Distribution. See "EXECUTIVE COMPENSATION -- Employee Stock Ownership Plan." All of the shares of Marketing Common Stock issued in the Distribution and to the Marketing ESOP will be validly issued, fully paid and non-assessable and have no preemptive rights.

COMMON STOCK

     All shares of Marketing Common Stock will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock, holders of shares of Marketing Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Marketing Board out of assets legally available therefor and to share ratably in the assets of Marketing legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of Marketing.

     Each outstanding share of Marketing Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Marketing Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

     Holders of shares of Marketing Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of Marketing. Shares of Marketing Common Stock will have equal dividend, liquidation and other rights.

     Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Marketing Charter provides for approval by a majority of all the votes entitled to be cast in such situations.

     The Marketing Charter authorizes the Marketing Board to reclassify any unissued shares of Marketing Common Stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

     The transfer agent and registrar for the Marketing Common Stock will be American Stock Transfer and Trust Company.

PREFERRED STOCK

     The Marketing Charter will provide that the Marketing Board is authorized to provide for the issuance of shares of Marketing Preferred Stock, from time to time, and to fix the designations, preferences, conversion or other rights, voting powers, restrictions, dividends and other distributions, qualifications or terms or conditions of redemption of such series.

POWER TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

     Marketing believes that the power of the Marketing Board to issue additional authorized but unissued shares of Marketing Common Stock and Marketing Preferred Stock and to classify or reclassify unissued shares of Marketing capital stock and thereafter to cause Marketing to issue such classified or reclassified shares of stock will provide Marketing with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which may arise. The additional classes or series, as well as the Marketing Common Stock and Marketing Preferred Stock, will be available for issuance without further action by Marketing's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Marketing's securities may be listed or traded. Although the Marketing Board has no intention at the present time of doing so, it could authorize Marketing to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of Marketing that might involve a premium price for holders of Marketing Common Stock or otherwise be in their best interests.

            LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Marketing Charter contains such a provision which limits such liability to the maximum extent permitted by Maryland law.

     The Marketing Charter authorizes Marketing, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director of Marketing and at the request of Marketing, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of Marketing. The Marketing Bylaws obligate Marketing, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director of Marketing and at the request of Marketing, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. The Marketing Charter and Marketing Bylaws also permit Marketing to indemnify and advance expenses to any person who served a predecessor of Marketing in any of the capacities described above and to any employee or agent of Marketing or a predecessor of Marketing.

     The MGCL requires a corporation (unless its charter provides otherwise, which Marketing's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify a present or former director or officer for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires Marketing, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by Marketing as authorized by the Bylaws and (b) a written statement by or on his or her behalf to repay the amount paid or reimbursed by Marketing if it shall ultimately be determined that the standard of conduct was not met.

     In addition, Marketing has entered or will enter into an indemnification agreement ("Indemnification Agreement") with each of its directors. The Indemnification Agreement provides for the prompt indemnification and advancement of expenses, including attorneys' fees and other costs, to the fullest extent permitted by law of a director against expenses and obligations paid or incurred in connection with investigating, defending, being a witness or participating in (including on appeal) any threatened, pending or completed action, suit or proceeding related to the fact that such director is or was a director, officer, partner, employee, agent, or fiduciary of Marketing or is or was serving at the request of Marketing as a director, officer, partner, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan trust or other enterprise, or by reason of anything done or not done by a director in any such capacity.

     The Indemnification Agreement also provides (i) that a director is automatically entitled to indemnification for expenses to the extent the director is successful in defending any indemnifiable claim whether on the merits or otherwise, (ii) that Marketing has the burden of proving that a director is not entitled to indemnification in any particular case and that certain presumptions that may otherwise be drawn against a director seeking indemnification in connection with the termination of actions or proceedings are negated, except that the termination of an action or proceeding by conviction or a plea of nolo contendere (or its equivalent) creates a presumption that the director is not entitled to indemnification, (iii) a mechanism through which a director may seek court relief in the event that the Marketing Board (or other person or body appointed by the Marketing Board) determines that the director would not be permitted to be indemnified under applicable law (and therefore is not entitled to indemnification under the Indemnification Agreement), (iv) that a director is entitled to indemnification against all expenses (including attorneys' fees) incurred in seeking to collect an indemnification claim or advancement of expenses from Marketing or incurred in seeking to recover under a directors' and officers' liability insurance policy, (v) that after there has been a change in control in Marketing, all Marketing determinations regarding a right to indemnification, and the right to advancement of expenses, shall be made by independent legal counsel, and (vi) that prior to a change in control of Marketing, a director shall not be entitled to indemnification pursuant to the Indemnification Agreement in connection with an action, suit or proceeding initiated by the director against Marketing, or its directors or officers unless Marketing joins in or consents to the action, suit or proceeding, except as provided in Section 3 of the Indemnification Agreement.

     Directors' rights under the Indemnification Agreement are not exclusive of any other rights they may have under Maryland law, directors' or officers' liability insurance, the Marketing Bylaws or otherwise. However, the Indemnification Agreement does prevent double payment.

     The Indemnification Agreement, although not requiring the maintenance of directors' and officers' liability insurance, does require that the directors be provided with maximum coverage reasonably economically available if there is such a policy. Finally, the Indemnification Agreement provides that, if Marketing pays a director pursuant to the Indemnification Agreement, Marketing will be subrogated to the director's rights to recover from third parties.

                             ADDITIONAL INFORMATION

     Marketing has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Marketing Common Stock described herein. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Further information may be obtained from the Registration Statement and such exhibits and schedules. Copies of these documents may be inspected at and obtained at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such reports and other documents may be obtained from the web site that the Commission maintains at http://www.sec.gov. Copies of such information can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Application will be made to list the Marketing Common Stock on the NYSE, subject to official notice of issuance, under the symbol "GPM." Reports and other information concerning Marketing Common Stock can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Following the Distribution, Marketing will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. Additionally, Marketing will be subject to the proxy solicitation requirements of the Exchange Act and will furnish annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders.

     No person is authorized to give any information or to make any representations other than those contained in this Information Statement. Any other information or representations given or made must not be relied upon as having been authorized. This Information Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities. The delivery of this Information Statement must not under any circumstances be construed as an implication that there has been no change in the affairs of Marketing subsequent to the date of this Information Statement.

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS......................................................    F-2
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Statements of Operations for the fiscal years ended January 31, 1996,
     1995 and 1994.....................................................................    F-3
  Consolidated Balance Sheets as of January 31, 1996 and 1995..........................    F-4
  Consolidated Statements of Cash Flows for the fiscal years ended January 31, 1996,
     1995 and 1994.....................................................................    F-5
  Notes to Consolidated Financial Statements...........................................    F-6
UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
  Consolidated Statements of Operations for the six months ended July 31, 1996 and
     1995..............................................................................   F-14
  Consolidated Balance Sheet as of July 31, 1996.......................................   F-15
  Consolidated Statements of Cash Flows for the six months ended July 31, 1996 and
     1995..............................................................................   F-16
  Notes to Unaudited Consolidated Interim Financial Statements.........................   F-17

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Getty Petroleum Marketing Inc.:

     We have audited the accompanying consolidated balance sheets of GETTY PETROLEUM MARKETING INC. and SUBSIDIARIES as of January 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Getty Petroleum Marketing Inc. and Subsidiaries as of January 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for the impairment of long-lived assets in fiscal 1996.

Coopers & Lybrand L.L.P.
New York, New York
November 6, 1996

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands except per share amounts)

                                                              FOR THE YEARS ENDED JANUARY 31,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
Net sales................................................    $758,887     $723,875     $747,667
Rental income............................................      32,025       29,860       28,443
Other income (expense), net..............................         282       (1,846)         175
                                                             --------     --------     --------
                                                              791,194      751,889      776,285
                                                             --------     --------     --------
Cost of sales............................................     750,680      721,354      738,261
Selling, general and administrative expenses.............      20,702       22,588       23,262
                                                             --------     --------     --------
                                                              771,382      743,942      761,523
                                                             --------     --------     --------
Earnings before interest, taxes, depreciation and
  amortization (EBITDA)..................................      19,812        7,947       14,762
Interest expense.........................................         388          285          226
Depreciation and amortization............................      13,099       11,640       11,718
                                                             --------     --------     --------
Earnings (loss) before provision (credit) for income
  taxes and cumulative effect of accounting change.......       6,325       (3,978)       2,818
Provision (credit) for income taxes......................       2,379       (1,544)       1,000
                                                             --------     --------     --------
Earnings (loss) before cumulative effect of accounting
  change.................................................       3,946       (2,434)       1,818
Cumulative effect of accounting change...................        (282)       --           --
                                                             --------     --------     --------
Net earnings (loss)......................................    $  3,664     $ (2,434)    $  1,818
                                                             ========     ========     ========
Pro forma per share data:
Earnings before cumulative effect of accounting change...       $0.31
Cumulative effect of accounting change...................       (0.02)
                                                             --------
Net earnings per share...................................       $0.29
                                                             ========
Weighted average shares outstanding......................      12,648
                                                             ========

                            See accompanying notes.

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                              JANUARY 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
          ASSETS
Current assets:
  Cash and equivalents...............................................    $  9,107     $ 20,466
  Accounts receivable, less allowance
     for doubtful accounts of $1,225
     in 1996 and $1,336 in 1995......................................      12,194       14,688
  Inventories........................................................      19,917        9,985
  Deferred income taxes..............................................       2,220        2,188
  Prepaid expenses and other
     current assets..................................................       2,827        2,943
                                                                         --------     --------
          Total current assets.......................................      46,265       50,270
Property and equipment, at cost, less
  accumulated depreciation and amortization..........................      84,116       82,227
Other assets.........................................................       2,548        2,617
                                                                         --------     --------
          TOTAL ASSETS...............................................    $132,929     $135,114
                                                                         ========     ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................    $ 23,378     $ 36,194
  Accrued expenses...................................................       9,265       11,023
  Gasoline taxes payable.............................................      13,914        8,257
                                                                         --------     --------
          Total current liabilities..................................      46,557       55,474
Deferred income taxes................................................      13,789       11,500
Other, principally deposits..........................................      13,841       13,062
Commitments and contingencies (Notes 4 and 6)
  Stockholders' equity...............................................      58,742       55,078
                                                                         --------     --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................    $132,929     $135,114
                                                                         ========     ========

                            See accompanying notes.

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                              FOR THE YEARS ENDED JANUARY 31,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
Cash flows from operating activities:
Net earnings (loss)......................................    $  3,664     ($ 2,434)    $  1,818
Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
  Cumulative effect of accounting change.................         282        --           --
  Depreciation and amortization..........................      13,099       11,640       11,718
  Deferred income taxes..................................       2,257          659        1,804
  (Gain) loss on dispositions of property and
     equipment...........................................         (12)         235           79
Changes in assets and liabilities:
  Accounts receivable....................................       2,494        1,437        2,789
  Inventories............................................      (9,932)      (1,156)        (485)
  Prepaid expenses and other current assets..............          25          (40)         725
  Other assets...........................................         (46)         278          198
  Accounts payable, accrued expenses and
     gasoline taxes payable..............................      (8,917)       8,089       (5,722)
  Other, principally deposits............................         779        1,027          866
                                                             --------     --------     --------
     Net cash provided by operating activities...........       3,693       19,735       13,790
                                                             --------     --------     --------
Cash flows used in investing activities:
  Capital expenditures...................................     (15,858)     (16,787)     (14,306)
  Proceeds from dispositions of property and equipment...         806          500          365
                                                             --------     --------     --------
     Net cash used in investing activities...............     (15,052)     (16,287)     (13,941)
                                                             --------     --------     --------
Net increase (decrease) in cash and equivalents..........     (11,359)       3,448         (151)
Cash and equivalents at beginning of year................      20,466       17,018       17,169
                                                             --------     --------     --------
Cash and equivalents at end of year......................    $  9,107     $ 20,466     $ 17,018
                                                             ========     ========     ========
Supplemental disclosure of cash flow information
  Cash paid during the year for interest.................    $    388     $    285     $    226

                            See accompanying notes.

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     Getty Petroleum Marketing Inc., a Maryland corporation ("Marketing"), was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp. ("Getty"). Getty plans to separate its petroleum marketing business from its real estate business at the close of business on January 31, 1997 with each business to be conducted by a separate, publicly held corporation. In order to effect the separation of these businesses, Getty will transfer to Marketing the assets and liabilities of the petroleum marketing business and the New York Mid-Hudson Valley home heating oil business previously conducted by a subsidiary of Getty, and distribute all of the common shares of Marketing to the stockholders of Getty (the "Distribution"). The Distribution is expected to be at the rate of one share of common stock in Marketing for each share of Getty common stock for stockholders of record on January 31, 1997. Getty will retain and continue to own and operate the real estate business and the Pennsylvania and Maryland home heating oil business previously conducted by another subsidiary. After the Distribution, Getty will change its name to Getty Realty Corp. ("Realty" or "Getty").

     The consolidated financial statements of Marketing contained herein have been prepared on the basis that the assets and liabilities of the petroleum marketing business were transferred using historical carrying values as recorded by Getty and Marketing's results of operations and cash flows were derived from Getty's historical financial statements. Marketing's results of operations include allocations of certain corporate expenses of Getty which were based on a number of factors including, for example, personnel, employee benefits, office space and data processing. Management believes these allocations to be reasonable. The financial information is not necessarily indicative of the financial results that would have occurred had Marketing been operated as a separate, stand-alone entity during the reporting periods nor is it necessarily indicative of future results.

     Marketing's results of operations in future periods will reflect certain expenses not incurred in prior periods associated with operating and reporting as a separate, publicly held company. Such costs include environmental expenses which, in the historical periods, have not been allocated to Marketing since Getty has agreed to indemnify Marketing with respect to all scheduled pre-closing environmental liabilities and obligations, all scheduled future upgrades (the "Upgrades") necessary to cause underground storage tanks (such tanks, including related piping, underground pumps, wiring and monitoring devices, the "USTs") to conform to the 1998 federal standards for USTs (the "1998 Standards"), and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that have not been upgraded to meet the 1998 Standards ("Nonupgraded USTs") that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards, with Marketing being responsible for and indemnifying Getty with respect to all other environmental obligations and liabilities. No amounts have been included for these other environmental liabilities and obligations as they are not currently ascertainable. However, future environmental expenses of Marketing are expected to be significantly lower than amounts recorded by Getty ($14.3 million, $11.8 million and $9.7 million for the years ended January 31, 1996, 1995 and 1994, respectively) since USTs have been or will be upgraded at Getty's expense by December 22, 1998.

     As part of the separation of the petroleum marketing business from the real estate business, Marketing and Realty have entered into various agreements which address the allocation of assets and liabilities between them and govern future relationships, including a Reorganization and Distribution Agreement (the "Distribution Agreement"), a Master Lease Agreement, a Tax Sharing Agreement, a Services Agreement and a Trademark License Agreement.

     Getty and Marketing have entered into a Services Agreement (the "Services Agreement"), under the terms of which Getty and Marketing will share the services of certain employees, Marketing will provide certain administrative and technical services to Getty and Getty will provide certain limited services to Marketing. Marketing estimates that the net fees to be paid by Getty to Marketing for services performed (after deducting the fees paid by Marketing to Getty for services provided by Getty) will initially be approximately $80,000 per month, which amount takes into account Marketing's additional costs related to providing such services, and will decline as the services performed decrease. Getty presently expects that most of such services will be provided by Marketing for approximately one year.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation: The consolidated financial statements include the accounts of Marketing and its wholly-owned subsidiaries. Marketing is principally engaged in the marketing and distribution of petroleum products in 12 Northeastern and Mid-Atlantic states. All significant intercompany accounts and transactions have been eliminated.

     Use of Estimates: The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and judgments. While all available information has been considered, actual results could differ from those estimates.

     Cash and Equivalents: Cash and equivalents represents cash balances and allocated cash to be received from Getty in accordance with the Distribution Agreement to provide Marketing with working capital. Marketing considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     Inventories: Inventories, primarily finished petroleum products, are principally accounted for under the lower of last-in, first-out ("LIFO") cost or market. Net product exchange positions with other companies are reflected in inventory. Marketing may take positions in the futures market as part of its overall purchasing strategy in order to reduce the risk associated with price fluctuations. The gains and losses on futures contracts are included as a part of product costs.

     Property and Equipment: Expenditures for renewals and betterments are capitalized; maintenance and repairs are charged to income when incurred. When fixed assets are sold or retired, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and any gain or loss is credited or charged to income.

     Depreciation and Amortization: Depreciation of fixed assets is computed on the straight-line method based upon the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the term of the lease or the useful life of the related asset.

     Environmental Costs: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated.

     Income Taxes: Deferred income taxes are provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes.

     Revenue Recognition: Revenue is recognized from sales when product ownership is transferred to the customer and from rentals as earned.

     Pro Forma Earnings Per Share: Pro forma earnings per share (unaudited) is computed by dividing net earnings by the weighted average number of shares of Marketing Common Stock that would have been outstanding during the year had the Distribution taken place as of the beginning of such year. Common stock equivalents are not included in earnings per share computations since their effect is immaterial.

     Accounting Changes: In fiscal 1996, Marketing adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and has reported the cumulative effect of the change in accounting principle as an after-tax charge to earnings of $282,000 in the consolidated statement of operations.

3.   INVENTORIES

     As of January 31, 1996, 1995 and 1994, the carrying value of Marketing's LIFO inventories approximated the first-in, first-out ("FIFO") method or replacement cost.

4.   LEASES

     Marketing and Realty have entered into a Master Lease Agreement (the "Master Lease") under which 1,037 retail outlets and 10 terminal facilities (the "Properties") are leased or subleased by Realty as the lessor to Marketing as the lessee. The Properties will be used for gasoline sales, convenience store uses and other complementary or related lawful uses in conjunction with the sale of petroleum products and convenience store items, except when the provisions of any underlying lease are more restrictive. Marketing may sublet any property, provided that Marketing remains fully responsible for a sublessee's performance and, except in cases of economic abandonment (as described below), a sublease for non-petroleum purposes will require Getty's consent. Except for certain environmental obligations, and obligations pertaining to USTs, the Master Lease will be a "triple-net" lease, with Marketing retaining responsibility for all taxes, maintenance, repairs and insurance. For financial statement purposes, such Master Lease has been recorded as an operating lease.

     Rent for each of the Properties has been set using the fair market value of each such Property. In addition, rent for each Property will increase at the end of each five-year period by the net increase in the Consumer Price Index for all items in the Northeast Region for such five-year period, such increase not to exceed fifteen percent (15%). Rents for all Properties are payable in advance on the first day of the month. The initial term of the Master Lease is (i) fifteen years with respect to Properties owned in fee by Getty and leased to Marketing, and Properties leased by Getty from Power Test Realty Company Limited Partnership and subleased to Marketing and (ii) the length of time remaining under underlying lease terms (which ranges from one to fifteen years under the Master Lease) with respect to Properties leased by Getty from other third parties and subleased to Marketing. The Master Lease terms for each category of Properties described above also include four ten-year renewal options (or, with respect to category (ii), such shorter period as the underlying lease may provide), which may be exercised by Marketing with two years advance notice on an individual property basis for all Properties then subject to the Master Lease. For the subleased Properties, Getty has agreed to use reasonable efforts to extend the underlying lease terms upon conditions acceptable to Marketing. In the event that Marketing desires not to renew the sublease upon terms (including any underlying lease term extension negotiated by Getty) available to it, Getty may extend or renew the lease and sublease the property to a third party after the end of Marketing's term.

     The Master Lease provides that if during the lease term, Marketing determines that any of the leased premises have become uneconomic or unsuitable for their use as a service station or convenience store and has discontinued use of the property or intends to discontinue use of the property as a service station or convenience store within one year of the date of said determination, Marketing shall have the right to sublet the property for any lawful use without Getty's consent and, prior to the commencement of any such sublease term, Marketing shall remove any USTs on the Property and thereafter perform all requisite environmental investigations and/or remediations. Marketing shall have the right of economic abandonment with respect to no more than ten properties during any fiscal year of the lease term. Marketing shall have no right of economic abandonment for the terminal premises and the premises subject to third party leases.

     Future minimum annual rentals under noncancelable operating leases which have terms in excess of one year as of January 31, 1996, payable to Realty, are as follows (in thousands):

YEARS ENDED JANUARY 31,
--------------------------------------------------------------------------------
1997............................................................................    $ 56,070
1998............................................................................      56,859
1999............................................................................      56,298
2000............................................................................      55,651
2001............................................................................      55,350
Thereafter......................................................................     561,356
                                                                                    --------
                                                                                    $841,584
                                                                                    ========

     Rent expense paid to Realty, which is included in cost of sales, amounted to $55,130,000, $55,352,000 and $55,900,000 for the years ended January 31,
1996, 1995 and 1994, respectively. Rent income received under subleases amounted to $32,025,000, $29,860,000 and $28,443,000 for the years ended January 31, 1996, 1995 and 1994, respectively.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                                     DEPRECIABLE
                                                               1996         1995     LIFE (YEARS)
                                                             --------     --------   ------------
Equipment................................................    $153,005     $138,655     10 to 15
Motor vehicles...........................................       3,014        4,495     3 to 10
Furniture and fixtures...................................       1,566        1,537        10
Leasehold improvements...................................       1,197        1,158    See Note 2
                                                             --------     --------
                                                              158,782      145,845
Less, accumulated depreciation and amortization..........      74,666       63,618
                                                             --------     --------
                                                             $ 84,116     $ 82,227
                                                             ========     ========

6.   COMMITMENTS AND CONTINGENCIES

     The petroleum products industry is subject to numerous federal, state and local laws and regulations. Compliance with those laws and regulations has not had and is not expected to have a material effect on the competitive position of Marketing.

     On September 16, 1996, Getty entered into an Agreement with the New York State Department of Taxation and Finance (the "Department"), settling the license revocation proceedings brought by the Department whereby Getty's wholly-owned subsidiary Getty Terminals Corp.'s ("Getty Terminals") licenses and permits for its three New York State terminals and its New York motor fuels and diesel distributor licenses would be terminated. Under the terms of the Agreement, Getty's wholly-owned subsidiary, Kingston Oil Supply Corp. ("KOSCO") will be permitted to assume all of the storage and distribution activities and operations now performed by Getty Terminals in New York. KOSCO will have six months in which to obtain new or amended licenses and permits and, upon the issuance thereof, Getty Terminals will surrender its licenses and permits. KOSCO's Board of Directors will consist of three persons, one of whom shall be an independent director, and KOSCO shall provide periodic reports to the Department relating to New York tax laws. The Agreement shall terminate on September 15, 1999. Under the terms of the settlement, Getty and its subsidiaries are not required to pay any penalties or fines. Prior to the Distribution, Marketing will become a party to the Agreement.

     In order to minimize Marketing's exposure to credit risk associated with financial instruments, Marketing places its temporary cash investments with high credit quality institutions and, by policy, limits the amount invested with any one institution other than the U.S. Government. Concentration of credit risk with respect to trade receivables generally is limited due to the number of customers comprising Marketing's customer base.

     Marketing's financial results depend largely on retail marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. The cost of petroleum products purchased by Marketing as well as the price of petroleum products sold have fluctuated widely in the past. As a result of the historic volatility of product margins and the fact that they are affected by numerous diverse factors, it is impossible to predict future margin levels.

7.   INCOME TAXES

     Getty and Marketing have entered into a Tax Sharing Agreement that defines the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income, franchise or motor fuel taxes relating to Getty's business for tax years prior to and including the Distribution and with respect to certain tax attributes of Getty after the Distribution. In general, the Tax

Sharing Agreement provides that Getty will be responsible for all federal, state and local tax liabilities that relate to periods (or portions thereof) ending on or prior to the Distribution. For periods subsequent to the Distribution, Marketing will file its own tax returns. The provision for income taxes is reflected in the consolidated financial statements as if Marketing had been operating on a stand-alone basis.

     Marketing's provision (credit) for income taxes is summarized as follows (in thousands):

                                                                  1996       1995        1994
                                                                 ------     -------     -------
Current......................................................    $  122     ($2,203)   ($   804)
Deferred.....................................................     2,257         659       1,804
                                                                 ------     -------     -------
Provision (credit) for income taxes..........................    $2,379     ($1,544)    $ 1,000
                                                                 ======     =======     =======

     The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows (in thousands):

                                                                           1996         1995
                                                                         --------     --------
Property and equipment...............................................    ($13,889)    ($11,636)
Accruals.............................................................       1,626        1,736
Inventories..........................................................         694          588
                                                                         --------     --------
Net deferred tax liabilities.........................................    ($11,569)    ($ 9,312)
                                                                         ========     ========

     The following is a reconciliation of the expected statutory federal income tax provision (credit) and the actual provision (credit) for income taxes (in thousands):

                                                                   1996       1995        1994
                                                                  ------     -------     ------
Expected provision (credit) at statutory federal income tax
  rate........................................................    $2,214     ($1,392)    $  986
State and local income taxes, net of federal benefit..........       183        (182)       138
Other.........................................................       (18)         30       (124)
                                                                  ------     -------     ------
Provision (credit) for income taxes...........................    $2,379     ($1,544)    $1,000
                                                                  ======     =======     ======

8.   STOCKHOLDERS' EQUITY

     Authorized capital of Marketing consists of 30,000,000 shares of $.01 par value common stock and 10,000,000 shares of $.01 par value preferred stock (none of which is issued). Based on the estimated number of shares of Getty Common Stock outstanding as of the Distribution, approximately 12,675,000 shares of Marketing Common Stock will be issued to stockholders of Getty. In addition, approximately 667,000 shares of Marketing Common Stock will be issued to the Marketing ESOP at the time of the Distribution (See Note 9).

     A summary of the changes in stockholders' equity for the three years ended January 31, 1996 is as follows (in thousands):

Balance, February 1, 1993........................................................    $55,694
Net income.......................................................................      1,818
                                                                                     -------
Balance, January 31, 1994........................................................     57,512
Net loss.........................................................................     (2,434)
                                                                                     -------
Balance, January 31, 1995........................................................     55,078
Net income.......................................................................      3,664
                                                                                     -------
Balance, January 31, 1996........................................................    $58,742
                                                                                     =======

9.   EMPLOYEE BENEFIT PLANS

     Effective after the Distribution, Marketing will have a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for non-union employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Under the Retirement Plan, employees may make voluntary contributions and Marketing has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of his compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Net contributions made by Getty under the comparable Getty retirement and profit sharing plans in respect of persons who will be Marketing employees approximated $569,000, $606,000 and $622,000 for the years ended January 31, 1996, 1995 and 1994, respectively.

     In connection with the Distribution, Marketing will establish a leveraged Employee Stock Ownership Plan (the "Marketing ESOP") that will purchase newly issued shares of Marketing Common Stock from Marketing equal to five percent of the outstanding shares of Marketing. The Marketing ESOP will purchase such newly-issued shares from Marketing using the proceeds of a loan to be made by Marketing to the Marketing ESOP. The Marketing ESOP loan will be repaid over a five-year period, and Marketing will contribute annually to the Marketing ESOP the funds required to repay such loan. The principal amount of the Marketing ESOP loan is expected to be equal to the number of shares purchased by the Marketing ESOP (approximately 667,000) multiplied by the purchase price per share (determined on the basis of the value of the Marketing Common Stock). It is expected that the repayment of the Marketing ESOP loan will result in projected allocations to participants' accounts of an aggregate of approximately 133,400 shares of Marketing Common Stock per year, allocated in proportion to compensation. Marketing expects that the five percent of the outstanding stock of Marketing purchased by the Marketing ESOP will be allocated to covered employees over a five-year period. Commencing February 1, 1997, Marketing will recognize a charge to operating results over a five-year period relating to the Marketing ESOP. Such charge will be based on the value of the Marketing Common Stock in the future and, as such, is not currently determinable.

     Immediately prior to the Distribution, each current holder of an option to acquire shares of Getty Common Stock pursuant to Getty's 1985, 1988 and 1991 Stock Option Plans will receive, in exchange therefor, two separately exercisable options: one to purchase shares of Getty Common Stock (a "Getty Option") and one to purchase Marketing Common Stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-Distribution option. The exercise price of each Getty Option and Marketing Option (each a "Replacement Option") will be set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options currently held by such directors, officers and key employees. The "Aggregate Spread" is an amount representing the difference between the exercise price of an option and the price of a share of Getty Common Stock immediately prior to the Distribution multiplied by the number of shares underlying such option. Options granted in connection with the Distribution will be immediately exercisable for persons covered by certain "change of control" agreements.

     The Marketing Stock Option Plan authorizes Marketing to grant options to purchase shares of Marketing Common Stock. The aggregate number of shares of Marketing Common Stock which may be made the subject of options under the Marketing Stock Option Plan will not exceed 1,300,000 shares, subject to further adjustment for stock dividends and stock splits, of which approximately 930,000 shares will be subject to issuance upon the exercise of Replacement Options (as described above) and the balance will be available for future option grants. Except with respect to certain of the Replacement Options, which will be immediately exercisable, the Marketing Stock Option Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25 percent of the total number of shares covered by the option.

     The following is a schedule of stock option prices and activity relating to the Getty Petroleum Corp. Stock Option Plans for the three years ended January 31, 1996. Subsequent to the Distribution, the exercise price of each Getty option and Marketing option will be set so as to preserve the Aggregate Spread (as defined above) in value attributed to the options currently held by the holders:

                                   1985 PLAN                 1988 PLAN                 1991 PLAN
                            -----------------------   -----------------------   -----------------------
                            NUMBER     GETTY STOCK    NUMBER     GETTY STOCK    NUMBER     GETTY STOCK
                              OF      OPTION PRICE      OF      OPTION PRICE      OF      OPTION PRICE
                            SHARES      PER SHARE     SHARES      PER SHARE     SHARES      PER SHARE
                            -------   -------------   -------   -------------   -------   -------------
Outstanding at February 1,
  1993....................  207,159    $10.49-14.09   256,523    $11.12-18.62   214,275    $10.88-12.38
Granted...................                                                       80,000     12.25-13.13
Exercised.................   (9,833)          10.49    (2,500)          11.12    (1,250)          12.38
Cancelled.................   (8,052)    10.49-14.09   (15,014)    11.12-18.62   (12,325)    10.88-12.38
                            -------   -------------   -------   -------------   -------   -------------
Outstanding at January 31,
  1994....................  189,274     10.49-14.09   239,009     11.12-18.62   280,700     10.88-13.13
Granted...................                                                      107,250           10.88
Exercised.................   (1,245)    10.49-14.09      (250)          11.12      (125)          10.88
Cancelled.................   (1,217)          14.09      (926)    17.12-18.62    (1,250)          10.88
                            -------   -------------   -------   -------------   -------   -------------
Outstanding at January 31,
  1995....................  186,812     10.49-14.09   237,833     11.12-18.62   386,575     10.88-13.13
Granted...................                             64,500           13.88    63,500           13.88
Exercised.................                             (2,500)          11.12    (5,500)          10.88
Cancelled.................     (991)    10.49-14.09    (1,551)    11.12-18.62    (1,250)    10.88-12.38
                            -------   -------------   -------   -------------   -------   -------------
Outstanding at January 31,
  1996....................  185,821    $10.49-14.09   298,282    $11.12-18.62   443,325    $10.88-13.88
                            =======     ===========   =======     ===========   =======     ===========
Exercisable at January 31,
  1996....................  185,821    $10.49-14.09   298,282*   $11.12-18.62   390,997*   $10.88-13.13
                            =======     ===========   =======     ===========   =======     ===========
Available for grant at
  January 31, 1996........    --                          207                    49,800
                            =======                   =======                   =======

---------------

* Includes options which become exercisable as of the Distribution Date.

10. QUARTERLY FINANCIAL DATA

     The following is a summary of the quarterly results of operations for the years ended January 31, 1996 and 1995 (unaudited as to quarterly information):

                                                       THREE MONTHS ENDED
                                       --------------------------------------------------    YEAR ENDED
            FISCAL 1996:               APRIL 30      JULY 31     OCTOBER 31    JANUARY 31    JANUARY 31
------------------------------------   --------      --------    ----------    ----------    -----------
                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues............................   $194,967      $187,796     $215,486      $192,945      $ 791,194
Gross profit (loss).................     (1,789)        2,425        4,031         3,540          8,207
Earnings (loss) before income taxes
  and cumulative effect of
  accounting change.................     (2,113)        1,756        3,535         3,147          6,325
Net earnings (loss).................     (1,600)(a)     1,101        2,200         1,963          3,664(a)
Pro forma net earnings (loss) per
  share.............................   $   (.13)(a)  $    .09     $    .17      $    .16      $     .29(a)

                                                       THREE MONTHS ENDED
                                       --------------------------------------------------    YEAR ENDED
            FISCAL 1995:               APRIL 30      JULY 31     OCTOBER 31    JANUARY 31    JANUARY 31
------------------------------------   --------      --------    ----------    ----------    -----------
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues............................   $170,136      $182,869     $196,394      $202,490      $ 751,889
Gross profit (loss).................     (1,222)       (8,084)       4,626         7,201          2,521
Earnings (loss) before income
  taxes.............................     (2,127)       (8,992)       1,179         5,962         (3,978)
Net earnings (loss).................     (1,301)       (5,502)         721         3,648         (2,434)

---------------

(a) Includes charge to earnings of $282, or $.02 per share, from the cumulative effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

11. RESTRUCTURING

     During fiscal 1995, pre-tax charges of $1,846,000 were recorded to provide for severance and other costs associated with restructuring Marketing's organization and its operations. The restructuring charges included $1,171,000 for severance and related benefits resulting from a 6% reduction in the work force, and $675,000 for other costs. The charges are included in other income (expense), net in the fiscal 1995 consolidated statement of operations. Marketing's consolidated balance sheets as of January 31, 1996 and 1995 included an accrual of $326,000 and $1,048,000, respectively, relating to the restructuring.

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands except per share amounts)
                                  (Unaudited)

                                                                          FOR THE SIX MONTHS
                                                                            ENDED JULY 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
Net sales............................................................    $408,494     $366,756
Rental income........................................................      16,601       15,825
Other income, net....................................................         107          182
                                                                         --------     --------
                                                                          425,202      382,763
                                                                         --------     --------
Cost of sales........................................................     405,726      366,120
Selling, general and administrative expenses.........................      10,293       10,563
                                                                         --------     --------
                                                                          416,019      376,683
                                                                         --------     --------
Earnings before interest taxes, depreciation and amortization
  (EBITDA)...........................................................       9,183        6,080
Interest expense.....................................................         259          196
Depreciation and amortization........................................       6,702        6,241
                                                                         --------     --------
Earnings (loss) before provision (credit) for income taxes and
  cumulative effect of accounting change.............................       2,222         (357)
Provision (credit) for income taxes..................................         935         (140)
                                                                         --------     --------
Earnings (loss) before cumulative effect of accounting change........       1,287         (217)
Cumulative effect of accounting change...............................          --         (282)
                                                                         --------     --------
Net earnings (loss)..................................................    $  1,287     ($   499)
                                                                         ========     ========
Pro forma net earnings per share.....................................    $   0.10
                                                                         ========
Weighted average shares outstanding..................................      12,672
                                                                         ========

                            See accompanying notes.

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                  (Unaudited)

                                                                                    JULY 31,
                                                                                      1996
                                                                                    --------
                                           ASSETS
Current assets:
  Cash and equivalents..........................................................    $ 11,340
  Accounts receivable, less allowance
     for doubtful accounts of $1,459............................................      10,653
  Inventories...................................................................      23,003
  Deferred income taxes.........................................................       1,736
  Prepaid expenses and other
     current assets.............................................................       1,359
                                                                                    --------
  Total current assets..................................................              48,091
Property and equipment, at cost, less
  accumulated depreciation and amortization.....................................      85,935
Other assets....................................................................       2,259
                                                                                    --------
          TOTAL ASSETS..........................................................    $136,285
                                                                                    ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................................    $ 23,386
  Accrued expenses..............................................................       9,138
  Gasoline taxes payable........................................................      15,778
                                                                                    --------
  Total current liabilities.............................................              48,302
Deferred income taxes...........................................................      13,695
Other, principally deposits.....................................................      14,259
Stockholders' equity............................................................      60,029
                                                                                    --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................    $136,285
                                                                                    ========

                            See accompanying notes.

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (Unaudited)

                                                                           FOR THE SIX MONTHS
                                                                                  ENDED
                                                                                JULY 31,
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
Cash flows from operating activities:
Net earnings (loss)....................................................    $ 1,287     ($  499)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
  Cumulative effect of accounting change...............................      --            282
  Depreciation and amortization........................................      6,702       6,241
  Deferred income taxes................................................        390         642
  Gain on dispositions of property and equipment.......................        (72)        (19)
Changes in assets and liabilities:
  Accounts receivable..................................................      1,541       3,087
  Inventories..........................................................     (3,086)     (2,248)
  Prepaid expenses and other current assets............................      1,414       1,456
  Other assets.........................................................        260         (74)
  Accounts payable, accrued expenses and gasoline taxes payable........      1,745      (5,403)
  Other, principally deposits..........................................        418         394
                                                                           -------     -------
     Net cash provided by operating activities.........................     10,599       3,859
                                                                           -------     -------
Cash flows used in investing activities:
  Capital expenditures.................................................     (8,640)     (7,998)
  Proceeds from dispositions of property and equipment.................        274         235
                                                                           -------     -------
     Net cash used in investing activities.............................     (8,366)     (7,763)
                                                                           -------     -------
Net increase (decrease) in cash and equivalents........................      2,233      (3,904)
Cash and equivalents at beginning of period............................      9,107      20,466
                                                                           -------     -------
Cash and equivalents at end of period..................................    $11,340     $16,562
                                                                           =======     =======
Supplemental disclosure of cash flow information
  Cash paid during the year for interest...............................    $   259     $   196

                            See accompanying notes.

                GETTY PETROLEUM MARKETING INC. AND SUBSIDIARIES
          NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The unaudited consolidated financial statements included herein have been prepared by Getty Petroleum Marketing Inc. ("Marketing") on the same basis as the audited financial statements, and include all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods ended July 31, 1996 and 1995, pursuant to the rules and regulations of the Securities and Exchange Commission.

     Marketing, a Maryland corporation, was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp. ("Getty"). Getty plans to separate its petroleum marketing business from its real estate business at the close of business on January 31, 1997 with each business to be conducted by a separate, publicly held corporation. In order to effect the separation of these businesses, Getty will transfer to Marketing the assets and liabilities of the petroleum marketing business and the New York Mid-Hudson Valley home heating oil business previously conducted by a subsidiary of Getty, and distribute all of the common shares of Marketing to the stockholders of Getty (the "Distribution"). The Distribution is expected to be at the rate of one share of common stock of Marketing for each share of Getty common stock for stockholders of record on January 31, 1997. Getty will retain and continue to own and operate the real estate business and the Pennsylvania and Maryland home heating oil business previously conducted by another subsidiary. After the Distribution, Getty will change its name to Getty Realty Corp. ("Realty" or "Getty").

     The consolidated financial statements of Marketing contained herein have been prepared on the basis that the assets and liabilities of the petroleum marketing business were transferred using historical carrying values as recorded by Getty and Marketing's results of operations and cash flows were derived from Getty's historical financial statements. Marketing's results of operations include allocations of certain corporate expenses of Getty which were based on a number of factors including, for example, personnel, employee benefits, office space and data processing. Management believes these allocations to be reasonable. The financial information is not necessarily indicative of the financial results that would have occurred had Marketing been operated as a separate, stand-alone entity during the reporting period nor is it necessarily indicative of future results.

     Marketing's results of operations in future periods will reflect certain expenses associated with operating and reporting as a separate, publicly held company which were not incurred in prior periods. Such costs include environmental expenses which, in the historical periods, have not been allocated to Marketing since Getty has agreed to indemnify Marketing with respect to all scheduled pre-closing environmental liabilities and obligations, all scheduled future upgrades necessary to cause underground storage tanks (such tanks, including related piping, underground pumps, wiring and monitoring devices, the "USTs") to conform to the 1998 federal standards for USTs (the "1998 Standards"), and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that have not been upgraded to meet the 1998 Standards that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards, with Marketing being responsible for and indemnifying Getty with respect to all other environmental obligations and liabilities. No amounts have been included for these other environmental liabilities and obligations as they are not currently ascertainable. However, future environmental expenses of Marketing are expected to be significantly lower than amounts recorded by Getty ($7.3 million and $7.6 million for the six months ended July 31, 1996 and 1995, respectively) since USTs have been or will be upgraded at Getty's expense by December 22, 1998.

     The results of operations for the interim periods ended July 31, 1996 and 1995 are not necessarily indicative of the results to be expected for the full fiscal years.

2.   PRO FORMA EARNINGS PER SHARE

     Pro forma earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock that would have been outstanding during the period had the Distribution taken place as of the beginning of such period. Common stock equivalents are not included in earnings per share computations since their effect is immaterial.

3.   ACCOUNTING CHANGE

     The consolidated statement of operations for the six months ended July 31, 1995 includes an after-tax charge to earnings of $282,000 for the cumulative effect of adopting, at the end of that fiscal year, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

4.   INVENTORIES

     Inventories, primarily finished petroleum products, are principally accounted for under the lower of last-in, first-out ("LIFO") cost or market. Due to changes in product costs during the six months ended July 31, 1996, Marketing recorded a LIFO inventory reserve of $2,258,000, which increased cost of sales and decreased pre-tax income by such amount. During the prior year's comparable period, there was no LIFO inventory charge.

5.   STOCKHOLDERS' EQUITY

     A summary of the changes in stockholders' equity for the six months ended July 31, 1996 is as follows (in thousands):

            Balance, February 1, 1996.................................   $58,742
            Net income................................................     1,287
                                                                         -------
            Balance, July 31, 1996....................................   $60,029
                                                                         =======

6.   EMPLOYEE BENEFIT PLANS

     In connection with the Distribution, Marketing will establish a leveraged Employee Stock Ownership Plan (the "Marketing ESOP") that will purchase newly issued shares of Marketing common stock from Marketing equal to five percent of the outstanding shares of Marketing. The Marketing ESOP will purchase such newly-issued shares from Marketing using the proceeds of a loan to be made by Marketing to the Marketing ESOP. The Marketing ESOP loan will be repaid over a five-year period, and Marketing will contribute annually to the Marketing ESOP the funds required to repay such loan. The principal amount of the Marketing ESOP loan is expected to be equal to the number of shares purchased by the Marketing ESOP (approximately 667,000) multiplied by the purchase price per share (determined on the basis of the value of the Marketing common stock). It is expected that the repayment of the Marketing ESOP loan will result in projected allocations to participants' accounts of an aggregate of approximately 133,400 shares of Marketing common stock per year, allocated in proportion to compensation. Marketing expects that the five percent of the outstanding stock of Marketing purchased by the Marketing ESOP will be allocated to covered employees over a five-year period. Commencing February 1, 1997, Marketing will recognize a charge to operating results over a five-year period relating to the Marketing ESOP. Such charge will be based on the value of the Marketing common stock in the future and, as such, is not currently determinable.

     Immediately prior to the Distribution, each current holder of an option to acquire shares of Getty Common Stock pursuant to Getty's 1985, 1988 and 1991 Stock Option Plans will receive, in exchange therefor, two separately exercisable options: one to purchase shares of Getty Common Stock (a "Getty Option") and one to purchase Marketing common stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-Distribution option. The exercise price of each Getty Option and Marketing Option will be set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options currently held by such directors, officers and key employees. The "Aggregate Spread" is an amount representing the difference between the exercise price of an option and the price of a share of Getty Common Stock immediately prior to the Distribution multiplied by the number of shares underlying such option. Options granted in connection with the Distribution will be immediately exercisable for persons covered by certain "change of control" agreements.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 1996

                                       GETTY PETROLEUM MARKETING INC.




                                    By:    /s/ Leo Liebowitz
                                       ----------------------------------------
                                           Leo Liebowitz
                                           Chairman and Chief Executive Officer